EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER
dated as of May 3, 2015,
among
CIENA CORPORATION,
NEPTUNE ACQUISITION SUBSIDIARY, INC.
and
CYAN, INC.

TABLE OF CONTENTS
Page
ARTICLE I
THE MERGER

Section 1.01	The Merger 1

Section 1.02	Closing 2

Section 1.03	Effective Time 2

Section 1.04	Effects of the Merger 2

Section 1.05	Certificate of Incorporation and Bylaws 2

Section 1.06	Tax Consequences 2

Section 1.07	Directors 3

Section 1.08	Officers 3
ARTICLE II
EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS; EXCHANGE FUND; COMPANY EQUITY AWARDS

Section 2.01	Effect on Capital Stock 3

Section 2.02	Exchange Fund 5
ARTICLE III
REPRESENTATIONS AND WARRANTIES

Section 3.01	Representations and Warranties of the Company 7

Section 3.02	Representations and Warranties of Parent and Sub 31
ARTICLE IV
COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 4.01	Conduct of Business 38

Section 4.02	No Solicitation 43
ARTICLE V
ADDITIONAL AGREEMENTS

Section 5.01	Preparation of the Proxy Statement; Annual Meeting 46

Section 5.02	Access to Information; Confidentiality 49

Section 5.03	Reasonable Best Efforts 50

Section 5.04	Benefit Plans 52

Section 5.05	Indemnification, Exculpation and Insurance 53

Section 5.06	Fees and Expenses 56

Section 5.07	Public Announcements 57

Section 5.08	Rule 16b-3 57

Section 5.09	Parent Consent 58

Section 5.10	Sub and Surviving Corporation Compliance 58

Section 5.11	Stock Exchange De-listing 58

Section 5.12	Litigation Cooperation 58

Section 5.13	Company Stock Options and Company Restricted Stock 58

Section 5.14	Company Warrants and Convertible Notes 59
ARTICLE VI
CONDITIONS PRECEDENT

Section 6.01	Conditions to Each Party’s Obligation to Effect the Merger 60

Section 6.02	Conditions to Obligations of Parent and Sub 61

Section 6.03	Conditions to Obligation of the Company 62

Section 6.04	Frustration of Closing Conditions 63
ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER

Section 7.01	Termination 63

Section 7.02	Effect of Termination 65

Section 7.03	Notice of Termination 65

Section 7.04	Amendment 65

Section 7.05	Extension; Waiver 65
ARTICLE VIII GENERAL PROVISIONS

Section 8.01	Nonsurvival of Representations and Warranties 65

Section 8.02	Notices 66

Section 8.03	Definitions 66

Section 8.04	Interpretation 74

Section 8.05	Consents and Approvals 75

Section 8.06	Counterparts 75

Section 8.07	Entire Agreement; No Third-Party Beneficiaries 75

Section 8.08	GOVERNING LAW 76

Section 8.09	Assignment 76

Section 8.10	Specific Enforcement; Consent to Jurisdiction 76

Section 8.11	WAIVER OF JURY TRIAL 77

Section 8.12	Severability 77
Annex I    Index of Defined Terms
Exhibit A    Form of Voting Agreement
Exhibit B    Form of Certificate of Incorporation of the Surviving Corporation

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of May 3, 2015, among CIENA CORPORATION, a Delaware corporation (“Parent”), NEPTUNE ACQUISITION SUBSIDIARY, INC., a Delaware corporation and a wholly owned Subsidiary of Parent (“Sub”) and CYAN, INC., a Delaware corporation (the “Company”).
RECITALS
WHEREAS, the Board of Directors of each of the Company and Sub has unanimously approved and declared advisable and resolved to recommend to its respective stockholders the adoption of, and the Board of Directors of Parent has unanimously approved, this Agreement, and the merger of Sub with and into the Company (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of common stock, par value $0.0001 per share, of the Company (“Company Common Stock”), other than (a) shares of Company Common Stock directly owned by the Company, as treasury stock, or by Parent or Sub, (b) shares of Company Common Stock owned directly by any wholly owned Subsidiary of the Company or of Parent (other than Sub) and (c) the Appraisal Shares, will be converted into the right to receive the Merger Consideration;
WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of Parent to enter into this Agreement, certain directors and officers of the Company who are stockholders of the Company are entering into voting agreements with Parent, substantially in the form attached hereto as Exhibit A (the “Voting Agreements”), pursuant to which such persons have agreed to vote all of their respective Company Common Stock beneficially owned by them in favor of, and to otherwise support, the Merger and the other Transactions and to vote against certain Takeover Proposals, subject to certain limitations set forth therein;
WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of Parent to enter into this Agreement, certain employees of the Company have entered into employment arrangements with Parent that will, in each case, become effective at the Closing; and
WHEREAS, Parent, Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.
NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and subject to the conditions set forth herein, the parties hereto agree as follows:
Article I
THE MERGER
SECTION 1.01    The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Sub shall be merged with and into the Company at the Effective Time. Following the Effective Time, the separate corporate existence of Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned Subsidiary of Parent.
SECTION 1.02    Closing. The closing of the Merger (the “Closing”) will take place at 10:00 a.m., New York City time, as soon as reasonably practicable (but in any event no later than the second (2nd) Business Day) following satisfaction or (to the extent permitted by Law) waiver of all of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions) (provided that if such date occurs prior to August 3, 2015, the Closing shall not be required to take place prior to August 3, 2015), at the offices of Hogan Lovells US LLP, 875 Third Avenue, New York, New York 10022; unless another time, date or place is agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”
SECTION 1.03    Effective Time. Subject to the provisions of this Agreement, upon the Closing, Parent, Sub and the Company shall file a certificate of merger (the “Certificate of Merger”) in such form as is required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL and shall make all other filings and recordings required under the DGCL. The Merger shall become effective at such date and time as the Certificate of Merger is filed with the Secretary of State of the State of Delaware in accordance with the DGCL or at such subsequent date and time as Parent and the Company shall agree and specify in the Certificate of Merger. The date and time at which the Merger becomes effective is referred to in this Agreement as the “Effective Time.”
SECTION 1.04    Effects of the Merger. The Merger shall have the effects set forth in applicable provisions of the DGCL and this Agreement. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations and duties of the Company and Sub shall become the debts, liabilities, obligations and duties of the Surviving Corporation.
SECTION 1.05    Certificate of Incorporation and Bylaws. The certificate of incorporation and bylaws of the Surviving Corporation shall be amended at the Effective Time, subject to Section 5.05, to be identical to the certificate of incorporation and bylaws of Sub as in effect immediately prior to the Effective Time (except as to the incorporator and the name of the Surviving Corporation, which shall be Cyan, Inc. until thereafter changed or amended as provided therein or by applicable Law. The form of such amended certificate of incorporation of the Surviving Corporation is attached hereto as Exhibit B.
SECTION 1.06    Tax Consequences. For U.S. federal income tax purposes, the Merger and the Second Step Merger, considered together as a single integrated transaction, are intended to constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). The parties to this Agreement adopt this Agreement as a “plan of reorganization” within the meaning of Section 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations. The Company, Parent and Sub will each be a party to the reorganization with the meaning of Section 368(b) of the Code.

SECTION 1.07    Directors. The directors of Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.
SECTION 1.08    Officers. The officers of Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.
ARTICLE II
EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE
CONSTITUENT CORPORATIONS; EXCHANGE FUND;
COMPANY EQUITY AWARDS
SECTION 2.01    Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Sub or the holder of any shares of capital stock of the Company or any shares of capital stock of Parent or Sub:
(a)    Capital Stock of Sub. Each share of capital stock of Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation (“Sub Common Stock”).
(b)    Cancelation of Treasury Stock and Parent-Owned Stock. Each share of Company Common Stock that is directly owned by the Company, as treasury stock, or by Parent or Sub immediately prior to the Effective Time, shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.
(c)    Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (including shares of Company Restricted Stock Unit that become vested pursuant to Section 5.13(b) and shares issued or issuable upon the exercise or deemed exercise prior to the Effective Time pursuant to the Company Warrants, but excluding shares to be canceled in accordance with Section 2.01(b), and shares to remain outstanding in accordance with Section 2.01(e), and, except as provided in Section 2.01(d), the Appraisal Shares) shall be converted into the right to receive merger consideration having a value at closing of 0.224 (“Aggregate Exchange Ratio”) shares of Parent Common Stock, determined as follows: (i) a number of shares of validly issued, fully paid and nonassessable shares of Parent Common Stock equal to the product of the (A) Aggregate Exchange Ratio multiplied by (B) the Stock Percentage (such product, the “Stock Consideration”); (ii) an amount of cash, without interest equal to the product of (A) the Aggregate Exchange Ratio multiplied by (B) the Cash Percentage multiplied by (C) the Closing Parent Stock Price (such product, the “Cash Consideration”); and (iii) any cash paid in lieu of fractional Parent Common Stock in accordance with Section 2.02(g) (together with the Cash Consideration and the Stock Consideration, subject to adjustment as provided in Section 2.01(g), the “Merger Consideration”). At the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any declared dividends or other distributions with a record date prior to the Effective Time that remain unpaid at the Effective Time and that are due to such holder, without interest, in each case to be issued or paid in consideration therefor in accordance with Section 2.02(b).
(d)    Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares (the “Appraisal Shares”) of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by any holder who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL shall not be converted into the right to receive the Merger Consideration as provided in Section 2.01(c), but instead such holder shall be entitled to payment of the fair value of such shares in accordance with the provisions of Section 262 of the DGCL. At the Effective Time, the Appraisal Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Appraisal Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Appraisal Shares in accordance with the provisions of Section 262 of the DGCL. Notwithstanding the foregoing, if any such holder fails to perfect or otherwise waives, withdraws or loses the right to appraisal under Section 262 of the DGCL or a court of competent jurisdiction determines that such holder is not entitled to the relief provided by Section 262 of the DGCL, then the right of such holder to be paid the fair value of such holder’s Appraisal Shares under Section 262 of the DGCL shall cease and such Appraisal Shares shall be deemed to have been converted at the Effective Time into, and shall have become, the right to receive the Merger Consideration as provided in Section 2.01(c), without any interest thereon. The Company shall give prompt notice to Parent of any demands for appraisal of any shares of Company Common Stock, withdrawals of such demands and any other instruments served pursuant to the DGCL received by the Company, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed), voluntarily make any payment with respect to, or settle or offer to settle, any such demands, or agree to do or commit to do any of the foregoing.
(e)    Subsidiary-Owned Shares. If any shares of Company Common Stock are owned directly by any wholly owned Subsidiary of the Company or of Parent (other than Sub), such shares shall remain outstanding, and no Merger Consideration shall be delivered in exchange therefor.
(f)    Adjustments to Merger Consideration. The Merger Consideration and any payment contemplated by Sections 5.13 shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities of a Subsidiary of the Company or of securities convertible into Company Common Stock and any dividend or distribution of securities of a Subsidiary of Parent or of securities convertible into Parent Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or event with respect to Company Common Stock or Parent Common Stock with a record date occurring on or after the date hereof and prior to the Effective Time.

(g)    Second Step Merger. Immediately following the consummation of the Merger, the Surviving Corporation will be, and Parent shall cause the Surviving Corporation to be, merged with and into Parent (the “Second Step Merger”), and thereafter the separate existence of the Surviving Corporation will cease. Furthermore, if counsel are unable to render the tax opinions referred to in Section 6.02(e) or Section 6.03(d) with respect to the Merger and the Second Step Merger, considered together as an integrated transaction, as a result of the Merger and Second Step Merger potentially failing to satisfy the “continuity of interest” requirements under applicable federal income tax principles relating to reorganizations under Section 368(a) of the Code, then the Cash Percentage shall be reduced (and correspondingly the Stock Percentage shall be increased such that the sum of the Stock Percentage and the Cash Percentage remains 100%) to the minimum extent necessary in order to enable the relevant tax opinions to be rendered.
SECTION 2.02    Exchange Fund.
(a)    Exchange Agent. Prior to the Closing Date, Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as exchange agent (the “Exchange Agent”) for the payment of the Merger Consideration in accordance with this Article II. At or prior to the Effective Time, Parent shall deposit, or shall cause the Surviving Corporation to deposit, with the Exchange Agent (i) a number of shares of Parent Common Stock sufficient to pay the aggregate Stock Consideration pursuant to Section 2.01(c), (ii) cash in an amount sufficient to pay the aggregate Cash Consideration pursuant to Section 2.01(c); and (iii) cash in an amount sufficient to make all requisite payments of cash in lieu of fractional shares pursuant to Section 2.02(g). The shares of Parent Common Stock and cash deposited with the Exchange Agent are referred to in this Agreement as the “Exchange Fund.”
(b)    Exchange Procedures. As promptly as practicable after the Effective Time, but in any event within five (5) Business Days thereafter, Parent shall cause the Exchange Agent to, (i) mail to each holder of shares of Company Common Stock as set forth on the books and records of the Company (other than shares to be canceled in accordance with Section 2.01(b), shares to remain outstanding in accordance with Section 2.01(e), and, except as provided in Section 2.01(d), the Appraisal Shares), materials advising such holder of the effectiveness of the Merger and the conversion of their shares of Company Common Stock into the right to receive the Merger Consideration and (ii) issue to each holder of shares of Company Common Stock the amount equal to the Cash Consideration that such holder has the right to receive pursuant to Section 2.01(c) and this Article II, that number of whole shares of Parent Common Stock representing the Stock Consideration that such holder has the right to receive pursuant to Section 2.01(c) and this Article II, cash in lieu of any fractional shares of Parent Common Stock such holder is entitled to receive pursuant to Section 2.02(g) and any dividends or other distributions such holder is entitled to receive pursuant to Section 2.02(c) or 2.02(h), without interest thereon.
(c)    No Further Ownership Rights in Company Common Stock. The Merger Consideration, any dividends or other distributions payable pursuant to Section 2.02(c) or Section 2.02(h) and cash in lieu of any fractional shares payable pursuant to Section 2.02(g) paid in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock canceled pursuant to Section 2.01

(c). At the close of business on the day on which the Effective Time occurs, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time, other than registrations of transfers to reflect, with customary settlement procedures, trades effected prior to the Effective Time.
(d)    No Liability. None of Parent, Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any person in respect of any shares of Parent Common Stock, cash, dividends or other distributions from the Exchange Fund delivered to a public official in compliance with any applicable state, Federal or other abandoned property, escheat or similar Law.
(e)    Investment of Exchange Fund. The Exchange Agent shall invest the cash in the Exchange Fund as directed by Parent; provided, however, that such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A‑1 or P‑1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1,000,000,000 (based on the most recent financial statements of such bank that are then publicly available) and, in any such case, no instrument or investment shall have a maturity exceeding three months. Any interest and other income resulting from such investments shall be paid solely to Parent. To the extent there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder, Parent shall or shall cause the Surviving Corporation to promptly replace or restore the cash in the Exchange Fund so that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to fully satisfy such cash payment obligations. Nothing contained herein and no investment losses resulting from investment of the Exchange Fund shall diminish the rights of any former holder of Company Common Stock to receive the Merger Consideration as provided herein.
(f)    Withholding Rights. Parent, the Surviving Corporation or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement, including to any holder of shares of Company Common Stock or any holder of a Company Stock Option or Company Restricted Stock Unit, such amounts as Parent, the Surviving Corporation or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent, the Surviving Corporation or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the applicable person, including a holder of the shares of Company Common Stock, or a holder of the Company Stock Option or Company Restricted Stock Unit, as the case may be, in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Exchange Agent.
(g)    No Fractional Shares. No certificates or scrip representing fractional shares or book-entry credit of Parent Common Stock shall be issued upon the conversion of shares of

Company Common Stock, no dividends or other distributions of Parent shall relate to such fractional share interests and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a stockholder of Parent. Each former holder of Company Common Stock who otherwise would have been entitled to a fraction of a share of Parent Common Stock shall receive in lieu thereof cash (rounded to the nearest cent) equal to the product obtained by multiplying (A) the fractional share interest to which such holder (after taking into account all shares of Company Common Stock formerly held by such holder that) would otherwise be entitled by (B) Average Parent Stock Price. The parties hereto acknowledge that payment of the cash consideration in lieu of issuing fractional shares is not separately bargained for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional shares.
(h)    Distributions with Respect to Unexchanged Shares of Parent Common Stock. Holders of any Company Common Stock or Company Warrants shall be entitled to dividends or other distributions with respect to shares of Parent Common Stock with a record date after the Effective Time and prior to the date the Merger Consideration is paid in respect of such Company Common Stock or Company Warrants in accordance with Section 2.02(b).
ARTICLE III
REPRESENTATIONS AND WARRANTIES
SECTION 3.01    Representations and Warranties of the Company. Except (x) as set forth in any report, schedule, form, statement or other document filed with, or furnished to, the Securities and Exchange Commission (the “SEC”) since April 4, 2013 (the “Reference Date”) by the Company and publicly available prior to the date of this Agreement (together with any publicly filed schedules or exhibits thereto, the “Company Filed SEC Documents”) (without giving effect to any amendment to any such Company Filed SEC Documents filed on or after the date of this Agreement and excluding any disclosures to the extent such disclosures are general cautionary, predictive or forward-looking statements) or (y) as set forth in the Company Disclosure Letter (it being understood that any information set forth in one Section or subsection of the Company Disclosure Letter shall be deemed to apply to and qualify the Section or subsection of this Agreement to which it corresponds in number and each other Section or subsection of this Agreement to the extent that it is reasonably apparent in light of the context and content of the disclosure (without reference to the contents of any Contract or document or other materials referenced in such disclosure) that such information is relevant to such other Section or subsection), the Company represents and warrants to Parent and Sub as follows:
(i)    Organization, Standing and Corporate Power. The Company is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. The Company has all requisite corporate power and authority to carry on its business as presently conducted and is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except where any failure to be so qualified or license would not be, and would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole. Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of its jurisdiction of organization and has all requisite corporate or similar power and authority to carry on its business as presently conducted and each of the Company’s Subsidiaries is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary except where any failure to be so qualified or licensed would not be, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole. The Company has made available to Parent prior to the execution of this Agreement a true and complete copy of the Amended and Restated Certificate of Incorporation of the Company (the “Company Certificate of Incorporation”) and the Amended and Restated Bylaws of the Company (the “Company Bylaws”) and the comparable organizational documents of each of its Subsidiaries, in each case as amended to and in effect as of the date of this Agreement.
(j)    Subsidiaries. Section 3.01(b) of the Company Disclosure Letter lists, as of the date of this Agreement, (i) each Subsidiary of the Company and (ii) the type and amount of each outstanding equity security of such Subsidiary, and the ownership interest of the Company in each such Subsidiary, as well as the ownership interest of any other person in each such Subsidiary, and the jurisdiction of organization thereof. All of the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company have, in all cases, been duly authorized and validly issued and are fully paid, nonassessable and not subject to preemptive rights, and are wholly owned, directly or indirectly, by the Company free and clear of all pledges, liens, charges, mortgages, encumbrances, adverse claims and interests, or security interests of any kind or nature whatsoever (including any restriction on the right to vote or transfer the same, except for such transfer restrictions of general applicability as may be provided under the Securities Act, the “blue sky” Laws of the various States of the United States or similar Laws of other applicable jurisdictions) (collectively, “Liens”), other than Permitted Liens. Except for its interests in its Subsidiaries, the Company does not own, directly or indirectly, any capital stock of, or other equity interests in, any person.
(k)    Capital Structure.
(i)    The authorized capital stock of the Company consists of 1,000,000,000 shares of Company Common Stock and 20,000,000 shares of preferred stock, par value $0.0001 per share (the “Company Preferred Stock”). At the close of business on May 1, 2015 (the “Determination Date”), (A) 48,325,772 shares of Company Common Stock were issued and outstanding, (B) no shares of Company Common Stock were held by the Company in its treasury, (C) 11,225,011 shares of Company Common Stock were subject to outstanding options (the “Company Stock Options”), (D) 5,449,976 shares of Company Common Stock were issuable upon settlement or vesting of outstanding Company restricted stock units (the “Company Restricted Stock Units”), and (E) no shares of Preferred Stock were issued or outstanding or held by the Company in its treasury. All shares of Company Common Stock that are issued and outstanding as of the Determination Date are uncertificated shares. Section 3.01(c)(i) of the Company Disclosure Letter sets forth, as of the Determination Date, the number of shares of Company Common Stock reserved for issuance under all Company warrants (the “Company Warrants”) and convertible notes, including the Company Convertible Notes (“Convertible Notes”), together with the exercise/conversion prices and exercise/conversion periods thereof. Except as set forth above (and except with respect to shares that are issuable with respect to the Convertible Notes and Company Warrants), as of the Determination Date the Company has no shares of Company Common Stock, shares of Company Preferred Stock, Company Warrants, Convertible Notes or other shares of capital stock or equity securities or instruments convertible or exchangeable into Company Common Stock outstanding, reserved for or subject to issuance, and the Company does not have any outstanding shares of Common Stock subject to vesting or other forfeiture conditions or rights or repurchase by the Company. There are no bonds, debentures, notes or other indebtedness of the Company that give the holders thereof the right to vote (or that are convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Common Stock may vote (“Voting Company Debt”).
(ii)    All outstanding shares of Company Common Stock are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable, not subject to preemptive rights and free and clear of any Liens. Section 3.01(c)(ii) of the Company Disclosure Letter sets forth, as of the Determination Date, a list of all record holders of the Company Warrants. No Subsidiary of the Company owns any shares of capital stock of the Company. Except for any obligations pursuant to this Agreement, as permitted by Section 4.01(a)(iv) or as otherwise set forth above, there were no options, warrants, rights (including, without limitation, preemptive, conversion, stock appreciation, redemption or repurchase rights), convertible or exchangeable securities, stock-based performance units, Contracts or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound (1) obligating the Company or any such Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other securities of, or equity interests in, or any security convertible or exchangeable for any capital stock or other security of, or equity interest in, the Company or of any of its Subsidiaries or any Voting Company Debt, (2) obligating the Company or any such Subsidiary to issue, grant or enter into any such option, warrant, right, security, unit, Contract or undertaking obligating the Company to issue any securities or (3) that give any person the right to subscribe for or acquire any securities of the Company or any of its Subsidiaries, or to receive any economic interest of a nature accruing to the holders of Company Common Stock or otherwise based on the performance or value of shares of capital stock of the Company or any of its Subsidiaries. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or options, warrants or other rights to acquire shares of capital stock of the Company or any such Subsidiary, other than as described above or pursuant to the Company Stock Plans.
(iii)    Section 3.01(c)(iii) of the Company Disclosure Letter sets forth, as of the Determination Date, a correct and complete listing of all outstanding Company Restricted Stock Units and Company Stock Options, setting forth the holder, grant date, number of shares of Company Common Stock underlying each such award and vesting schedule with respect to each award, and the exercise price with respect to each Company Stock Option. Each Company Stock Option (A) was granted in compliance with all applicable Laws and the terms and conditions of the Company Stock Plan pursuant to which it was issued, (B) has an exercise price per share equal to or greater than the fair market value on the date of such grant, (C) has a grant date identical to the date on which the Board of Directors of the Company or the compensation committee thereof actually awarded such Company Stock Option and (D) qualifies for Tax and accounting treatment afforded to such Company Stock Option in the Company’s Tax Returns and the Company’s reports, respectively.
(l)    Authority; Noncontravention.
(i)    The Company has all requisite corporate power and authority to execute and deliver, and perform its obligations under, this Agreement and to consummate the Transactions, subject, in the case of the Merger only, to receipt of the Company Stockholder Approval and the Company NYSE Stockholder Approval. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the Merger only, to receipt of the Company Stockholder Approval and the Company NYSE Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles. Prior to the execution of this Agreement, the Board of Directors of the Company duly, validly and unanimously adopted resolutions (A) approving and declaring advisable this Agreement, the Merger and the other Transactions, (B) declaring that it is in the best interests of the stockholders of the Company that the Company enter into this Agreement and consummate the Merger and the other Transactions on the terms and subject to the conditions set forth herein, (C) directing that the adoption of this Agreement be submitted to a vote at a meeting of the stockholders of the Company, (D) recommending that the stockholders of the Company adopt this Agreement and (E) recommending that the Stockholders of the Company approve the issuance of shares set forth as Proposals 2 and 3 of the Company’s proxy statement dated April 1, 2015 (the “April Proxy”) ((A), (B), (C), (D) and (E) being collectively referred to herein as the “Company Board Recommendations”), which resolutions, as of the date of this Agreement, have not been rescinded, modified or withdrawn in any way.
(ii)    The execution, delivery and performance by the Company of this Agreement do not, and compliance with the provisions of this Agreement and the consummation of the Transactions will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries under (other than any such Lien created in connection with any action taken by Parent or Sub or any of their respective Affiliates), any provision of (A) the Company Certificate of Incorporation, the Company Bylaws or the comparable organizational documents of any of its Subsidiaries or (B) any Specified Contract to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound, or subject to the filings and other matters referred to in Section 3.01(d)(iii), any statute, law, ordinance, rule, regulation, common law, code, injunction, order, judgment, ruling, decree, writ, governmental guideline or interpretation having the force of law or permit or regulation of any Governmental Entity (collectively, “Law”), in each case applicable to the Company or any of its Subsidiaries or their respective properties or assets, except, in the case of clause (B) above, for any such breach, violation, default, creation or acceleration that would not be material to the Company and its Subsidiaries, taken as a whole.
(iii)    No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to, any Federal, state, local or foreign government, any court of competent jurisdiction, any administrative, regulatory (including any stock exchange) or other governmental agency, commission, branch or authority or other governmental entity or body (each, a “Governmental Entity”) is required to be obtained or made by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Transactions, except for (I) the filing of a premerger notification and report form by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any other filings required or advisable under any applicable foreign antitrust or competition Law, (II) the filing with the SEC of (x) the Form S-4 and Proxy Statement and (y) such reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as may be required in connection with this Agreement and the Transactions, (III) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (IV) any filings required under the rules and regulations of the New York Stock Exchange, and (V) such other consents, approvals, orders, authorizations, registrations, declarations, filings and notices the failure of which to be obtained or made has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
(m)    SEC Documents; Financial Statements.
(i)    The Company has filed or furnished all reports, schedules, forms, statements and other documents with the SEC required to be filed or furnished by the Company since the Reference Date (the “SEC Documents”). As of their respective dates of filing, or, in the case of SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act, their respective effective dates, and if amended or superseded prior to the date of this Agreement, then as of the date of such later filing, the SEC Documents complied as to form in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable thereto, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each SEC Document that is a registration statement, as amended, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements made therein not misleading. The Company has made available to Parent all correspondence with the SEC since the Reference Date and, as of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the SEC Documents and, to the Knowledge of the Company, as of the date of this Agreement, none of the SEC Documents is the subject of any ongoing review by the SEC.

(ii)    The audited consolidated financial statements and the unaudited quarterly financial statements (including, in each case, the notes thereto) (the “Financial Statements”) of the Company included in the SEC Documents when filed complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, have been prepared in all material respects in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of unaudited quarterly statements, as permitted by Form 10‑Q of the SEC or other applicable rules and regulations of the SEC) applied on a consistent basis during the periods and as of the dates involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year‑end adjustments, none of which adjustments has been or will be material in nature or amount). Except as reflected in the Financial Statements, neither the Company nor any of its Subsidiaries is a party to any material off-balance sheet arrangement (as defined in Item 303 of Regulation S-K promulgated under the Exchange Act).
(iii)    Since the Reference Date, subject to any applicable grace periods, the Company has been and is in compliance with (A) the applicable provisions of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), and (B) the applicable listing and corporate governance rules and regulations of the New York Stock Exchange, in each case except for any failure to be in compliance that would not be material to the Company and its Subsidiaries, taken as a whole.
(iv)    The Company has timely filed or furnished and made available to Parent all certifications and statements required by Rule 13a‑14 or Rule 15d‑14 under the Exchange Act. The Company maintains disclosure controls and procedures (as defined in Rule 13a‑15(e) and Rule 15d‑15(e) of the Exchange Act) that are effective to reasonably ensure that material information required to be disclosed by the Company in the reports that it files under the Exchange Act, is made known to the chief executive officer and the chief financial officer of the Company in a manner that allows timely decisions regarding required disclosure. The Company’s system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) is effective in all material respects to provide reasonable assurance (A) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (B) that receipts and expenditures are made in accordance with the authorization of management, and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets that would materially affect the Company’s financial statements. The Company has disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Board of Directors of the Company (x) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (y) any fraud or allegation of fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. As of the date of this Agreement, the Company has (1) not received any complaints regarding accounting, internal accounting controls or auditing matters, including any such complaint regarding questionable accounting or auditing matters, (2) not identified any currently existing material weaknesses in the design or operation of internal controls over financial reporting and (3) no reason to believe that its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act when due.
(v)    There are no outstanding loans made by the Company or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.
(vi)    Except (A) as reflected, accrued or reserved against in the Company’s consolidated balance sheet as of December 31, 2014 (or the notes thereto) included in the Company’s Annual Report on Form 10-K filed prior to the date of this Agreement for the fiscal year ended December 31, 2014 or (B) for liabilities or obligations incurred in the ordinary course of business since December 31, 2014 or obligations which have been discharged or paid in full prior to the date of this Agreement, neither the Company nor any of its Subsidiaries has any liabilities, commitments or obligations, asserted or unasserted, known or unknown, absolute or contingent, whether or not accrued, matured or unmatured or otherwise, in each case that are of a nature required by GAAP to be disclosed, reserved or reflected in a consolidated balance sheet or the notes thereto, in each case except for any liabilities that have not, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
(vii)    To the Company’s Knowledge, (i) no employee of the Company or any of its Subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any Laws of the type described in Section 806 of the Sarbanes-Oxley Act by the Company or any of its Subsidiaries and (ii) neither the Company nor any of its Subsidiaries has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any of its Subsidiaries in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of the Sarbanes Oxley Act.
(n)    Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented, and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) the Proxy Statement will, at the date it (and any amendment or supplement thereto) is first mailed to the stockholders of the Company and at the time of the Annual Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent, Sub. The Proxy Statement will, with respect to information regarding the Company, comply as to form in all material respects with the requirements of the Exchange Act.

(o)    Absence of Certain Changes or Events. From December 31, 2014 until the date of this Agreement, (i) there has not been any change, effect, event, occurrence or state of facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (ii) the Company and its Subsidiaries have conducted their businesses in all material respects only in the ordinary course of business consistent with past practice, (iii) neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 4.01(a)(i)-(iv), (vi)-(vii), (xiv), (xv), (xvii) or (xviii) and (iv) there has not occurred any damage, destruction or loss (whether or not covered by insurance) of any tangible asset of the Company or any of its Subsidiaries which, individually or in the aggregate, is or would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.
(p)    Litigation. Section 3.01(h) of the Company Disclosure Letter sets forth a complete and correct list of each claim, action, suit or judicial, administrative or other proceeding or, to the Knowledge of the Company, investigation pending or threatened by or against the Company or any of its Subsidiaries. There is no injunction, order, judgment, ruling, decree or writ of any Governmental Entity outstanding or, to the Knowledge of the Company, threatened to be imposed, against the Company or any of its Subsidiaries or any of their respective assets. Since January 1, 2013, neither the Company nor any of its Subsidiaries has received any written, or the Knowledge of the Company, oral notice alleging any material non‑compliance or violations of Law from, or any written, or to the Knowledge of the Company, oral notice of any actual or pending investigations by, any Governmental Entity. Neither the Company nor any of its Subsidiaries is subject to any settlement agreement or stipulation with respect to any legal, administrative, arbitral or other proceeding, claim, suit or action.
(q)    Contracts. Section 3.01(i) of the Company Disclosure Letter sets forth (with specific reference to the subsection of this Section 3.01(i) to which such Contract relates) a complete and correct list, as of the date of this Agreement, of:
(i)    (A) each Contract that would be required to be filed, but has not been filed, by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or (B) any Contract with any current or former employee, director or officer of the Company or any of its Subsidiaries that (1) contains a non-competition, employee non-solicitation, or customer non-solicitation or non-interference provision, other than where the Company or its Subsidiaries are the beneficiary of such restrictive covenant; (2) relate to employees in the United States and cannot be terminated by the Company or any of its Subsidiaries “at will”; (3) relate to employees outside the United States and has employment termination provisions that are materially more restrictive on the Company than Applicable Law except where such provisions are consistent with practice in the local employment market for individuals of comparable role and responsibilities or (4) contains a retention, change in control, change of control, transaction bonus, severance, golden parachute or similar provision;
(ii)    each Contract that restricts the ability of the Company or any of its Subsidiaries to engage or compete in any business of the Company or to compete with any person in any geographical area, or that by its terms restricts, the persons to whom the Company or any of its Subsidiaries may sell products or deliver services or that otherwise prohibits or limits the right of the Company or its Subsidiaries to sell, distribute or manufacture any Company Products or to purchase or otherwise obtain any software, components, parts or subassemblies;
(iii)    each loan and credit agreement, mortgage, note, debenture, bond, indenture and other similar Contract pursuant to which any indebtedness for borrowed money of the Company or any of its Subsidiaries is outstanding or may be incurred, and each Contract or instrument pursuant to which indebtedness for borrowed money may be incurred or is guaranteed by the Company or any of its Subsidiaries, other than any such Contract solely between or among any of the Company and any of its Subsidiaries;
(iv)    each Contract under which the Company or any of its Subsidiaries paid more than $750,000 during the twelve (12) month period ended March 31, 2015 and, to the Company’s Knowledge, each Contract under which the Company would expect to make future payments exceeding $1,000,000 in the aggregate;
(i)    [INTENTIONALLY OMITTED]
(ii)    each Contract for the acquisition or disposition by the Company or any of its Subsidiaries of properties or assets for, in each case, aggregate consideration of more than $500,000, except for acquisitions of supplies and acquisitions and dispositions of inventory in the ordinary course of business;
(iii)    each Contract that provides for interest rate caps, collars or swaps, currency hedging or any other similar agreement to which the Company or any of its Subsidiaries is a party;
(iv)    each Contract that relates to the voting or registration for sale under the Securities Act of any securities of the Company, other than the Voting Agreements;
(v)    each Contract that provides for the Company or any of its Subsidiaries to indemnify or hold harmless any employee, director or officer of the Company or any of its Subsidiaries, except for form indemnification agreements entered into by the Company’s directors and officers, which form has been provided to Parent;
(vi)    each Contract providing for the formation, creation, operation or management, with any third party, of any joint venture, strategic alliance, or partnership, other than reseller agreements entered into in the ordinary course of business pursuant to the Company’s reseller program, and other than the “Blue Orbit” marketing program;
(vii)    each Contract that grants any put option, call option, right of first refusal or right of first offer or similar right with respect to any material assets or businesses of the Company and its Subsidiaries;
(viii)    each Contract that contains (A) a “most favored nation” or (B) other term providing preferential pricing or treatment to a third party;

(ix)    each Contract with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;
(x)    each Contract that represents any commitment or agreement to enter into any of the foregoing;
(xi)    each Contract between the Company or any of its Subsidiaries and any of the top twenty (20) third-party customers (as measured by revenue) of the Company and the Company’s Subsidiaries, taken as a whole, for the twelve-month period ended March 31, 2015 (“Major Customers”); and
(xii)    each Contract between the Company or any of its Subsidiaries and any of the top twenty (20) third-party suppliers (as measured by amounts paid to such suppliers) of the Company and the Company’s Subsidiaries, taken as a whole, for the twelve-month period ended March 31, 2015 (“Major Suppliers”).
Each such Contract described in clauses (i) through (xvi) above, together with any other Contract (A) that was filed by the Company in its Annual Report on Form 10-K on March 27, 2015, or that would be required to be filed by the Company in its next Quarterly Report on Form 10-Q, as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K and (B) any Real Property Lease, is referred to herein as a “Specified Contract”. The Company has heretofore delivered or made available to Parent correct and complete copies of each Specified Contract, together with any and all amendments and supplements thereto and any “side letter” or similar documentation relating thereto. Each of the Specified Contracts is valid and binding on the Company or the Subsidiary of the Company party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that are not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. There is no default under any Specified Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, in each case except for such defaults and events that are not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries has received any written notice of termination or cancellation under any Specified Contract.
(r)    Compliance with Laws; Authorizations; Regulatory Matters.
(i)    The Company and each of its Subsidiaries are, and since the January 1, 2013 (or, if later, its respective date of formation or organization), have been, in compliance with all Laws applicable to the Company or any of its Subsidiaries, except for any failure to be in compliance that would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(ii)    The Company, its Subsidiaries and, to the Knowledge of the Company, their respective Representatives are, and during the five (5) years prior to the date of this Agreement, have been in compliance with: (A) the provisions of the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. § 78dd-1, et seq.) (“FCPA”); (B) the provisions of the U.K. Bribery Act of 2010 (the “U.K. Bribery Act”); and (C) the provisions of all applicable anti-bribery, anti-corruption and anti-money laundering laws. During the five (5) years prior to the date of this Agreement, the Company, its Subsidiaries and, to the Company’s Knowledge, their respective Representatives have not paid, offered or promised to pay, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value to any national, provincial, municipal or other Government Official, any political party or official thereof, any candidate for political office, or any other person for the purpose of corruptly influencing any act or decision of such person, official or of the government to obtain or retain business, or direct business to any person or to secure any other improper benefit or advantage in each case in violation of the FCPA, the U.K. Bribery Act or any Laws described in clause (C). The Company and its Subsidiaries (x) have instituted policies and procedures designed to ensure compliance with the FCPA, the U.K. Bribery Act and other applicable anti-bribery, anti-corruption and anti-money laundering laws and (y) have maintained and will maintain such policies and procedures in force. Neither the Company nor any of its Subsidiaries has been cited or fined for non-compliance with the FCPA, the U.K. Bribery Act or any Laws described in clause (C) above. To the Knowledge of the Company, no proceeding or investigation with respect to any alleged non-compliance with the aforementioned Laws by Company or its Subsidiaries is pending or threatened. Neither the Company nor any of its Subsidiaries has made any disclosures (voluntary or otherwise) to any Governmental Entity with respect to any potential violation or liability of the Company or its Subsidiaries arising under or relating to the FCPA, the U.K. Bribery Act or any Laws described in clause (C) above.
(iii)    Each of the Company and its Subsidiaries has (and since the January 1, 2013 or, if later, its respective date of formation or organization, has had) in effect all approvals, authorizations, registrations, licenses, exemptions, permits, franchises, tariffs, grants, easements, variances, exceptions, certificates, orders and consents of Governmental Entities (collectively, “Authorizations”) necessary for it to own, lease and operate its properties and assets and to conduct its business as presently conducted, and all such Authorizations are in full force and effect, except with respect to each of the foregoing the absence of which, or the failure of which to be in full force and effect, is not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. The Company and its Subsidiaries are not in violation or breach of, or default under, any Authorization, and no suspension or cancelation of any Authorization is pending or threatened, except where such violation, default, suspension or cancelation is not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.
(iv)    To the Knowledge of the Company, the Company and its Subsidiaries are in compliance, and have been in compliance during the last five years, with all applicable U.S. and non-U.S. statutory and regulatory requirements concerning the exportation, re-exportation and importation or products, technology, technical data and services, including, without limitation: (A) the International Traffic in Arms Regulations (“ITAR”) (22 C.F.R. Part 120 et seq.); (B) the Export Administration Regulations (“EAR”) (15 C.F.R. Part 730 et seq.); (C) United States anti-boycott regulations administered by the Office of Anti-boycott Controls of the United States Department of Commerce and the Internal Revenue Service; and (D) the economic sanctions laws, regulations and associated executive orders administered by the United States Departments of Treasury’s Office of Foreign Assets Control and the non-proliferation sanctions administered by the United States Department of State (collectively, the “Trade Control Laws”).
(v)    The Company and its Subsidiaries are in compliance in all material respects, and have been in compliance in all material respect during the last five years, with all export and import reporting administered by the Census Bureau of the United States Department of Commerce.
(vi)    During the past five years, the Company and its Subsidiaries have obtained from relevant Governmental Entities all required licenses, license exceptions, notices, waivers, approvals, orders, authorizations, registrations, declarations, and classifications required for the export, re-export, transfer and import of products, technology and services in accordance with the Trade Control Laws, except as would not be material to the Company and its Subsidiaries, taken as a whole.
(vii)    Neither the Company nor any of its Subsidiaries has been cited or fined for failure to comply with the Trade Control Laws and, to the Knowledge of the Company, no proceeding or investigation with respect to any alleged non-compliance with Trade Control Laws by Company or its Subsidiaries is pending or threatened.
(viii)    Neither the Company nor any of its Subsidiaries has made any disclosures (voluntary or otherwise) to any Governmental Entity with respect to any potential violation or liability of the Company or its Subsidiaries arising under or relating to any Trade Control Laws.
(ix)    This Section 3.01(j) does not relate to labor and employment matters, which are the subject of Section 3.01(k), employee benefit matters, which are the subject of Section 3.01(l), Tax matters, which are the subject of Section 3.01(m) or environmental matters, which are the subject of Section 3.01(o).
(s)    Labor and Employment Matters.
(i)    Section 3.01(k)(i) of the Company Disclosure Letter sets forth a complete and correct list of the employee identification number, job title, base salary or wage rate, target incentive compensation (as applicable), commission rate (as applicable), bonus rate (as applicable) or commissions payments in the last two years, other compensation, accrued but unused paid leave balance, date of commencement of employment, work location, full time or part time status, exempt or non-exempt status, temporary or permanent status, status as a regular or leased employee, status as an active or inactive employee, and date of commencement of leave (as applicable) of each employee, officer, and director of the Company and all of its Subsidiaries as of the date of this Agreement. Section 3.01(k) of the Company Disclosure Letter sets forth a complete and correct list of all independent contractors, consultants, and leased employees of the Company and all of its Subsidiaries as of the date of this Agreement.

(ii)    (A) Except as set forth in Section 3.01(k)(ii) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other agreement with a labor union, works council or like organization, and there are not any union or other labor organizing activities concerning any employees of the Company or any of its Subsidiaries and (B) except as set forth in Section 3.01(k)(ii) of the Company Disclosure Letter there are no labor strikes, slowdowns, work stoppages or lockouts pending or threatened in writing, against the Company or any of its Subsidiaries, in each case of clauses (A) and (B), as of three (3) years prior to the date of this Agreement and, following the date of this Agreement. The consummation of the Transactions shall not require the consent of, or advance notification to, any works councils, unions or similar labor organizations with respect to employees of the Company or any of its Subsidiaries.
(iii)    Except as set forth in Section 3.01(k)(iii) of the Company Disclosure Letter, the Company and its Subsidiaries are in compliance with all Laws applicable to hiring, termination, collective bargaining, compensation, harassment, discrimination, and retaliation in employment, affirmative action, immigration, work authorization, terms and conditions of employment, payroll tax withholding and deductions, unemployment compensation, worker’s compensation, worker classification (including the proper classification of workers as contingent workers, independent contractors and consultants), privacy, records and files, social security contributions, wages, hours of work, occupational safety and health, and all other employment practices, except for instances that are not and would not be reasonably expected to be, material to the Company or its Subsidiaries taken as a whole.
(iv)    (A) Except as set forth in Section 3.01(k)(iv) of the Company Disclosure Letter, there are no complaints, charges or claims against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened to be brought or filed with any Governmental Entity or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment or failure to employ by the Company or any of its Subsidiaries, of any individual and (B) except as set forth in Section 3.01(k)(iv) of the Company Disclosure Letter none of the Company nor any of its Subsidiaries is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business consistent with past practice) and freelancer/independent contractors, and in the case of both (A) and (B), except for instances that are not and would not be reasonably expected to be, material to the Company or its Subsidiaries taken as a whole.
(v)    Except as set forth in Section 3.01(k)(v) of the Company Disclosure Letter, there are no actions, including audits, requests for information, investigations, complaints, charges, or claims with respect to any employees or independent contractors of the Company or any of its Subsidiaries pending with or threatened in writing by the Equal Opportunity Commission, the Department of Labor, the Internal Revenue Service, the National Labor Relations Board, or other federal, state or local governmental authority, that have or would be reasonably expected to, individually or in the aggregate, result in any material liability to the Company or its Subsidiaries, except for instances that are not and would not be reasonably expected to be, material to the Company or its Subsidiaries taken as a whole.
(vi)    The Company and its Subsidiaries have not closed any plant or facility or effectuated any “mass layoff,” “relocation,” “plant closing,” or “termination” within the past six (6) years without complying in all material respects with all applicable Laws, including the Worker Adjustment and Retraining Notification Act of 1988, as amended (and any similar state or local statutes, rules or regulations). As of the date hereof, no current executive has given notice, and no current employee or group of employees has given notice in writing of termination of employment with the Company or any of its Subsidiaries.
(t)    Employee Benefit Matters.
(i)    Section 3.01(l)(i) of the Company Disclosure Letter sets forth a complete and accurate list of each Company Benefit Plan in effect as of the date of this Agreement (other than agreements with individual employees and consultants on forms that have previously been made available to Parent, including offer letters, employment agreements, consulting agreements, non-disclosure agreements and equity grant agreements). With respect to each material Company Benefit Plan, the Company has made available to Parent complete and accurate copies of (A) such Company Benefit Plan, including any amendments thereto, (B) a written description of any such Company Benefit Plan if such plan is not set forth in a written document, (C) the most recent summary plan description together with the summary or summaries of all material modifications thereto, (D) each trust, insurance, annuity or other funding Contract related thereto, (E) the most recent audited financial statements and actuarial or other valuation reports prepared with respect thereto, (F) the two most recent U.S. Internal Revenue Service (“IRS”) determination letter, (G) the most recent annual report on Form 5500 required to be filed with the IRS with respect thereto (if any) and (H) all material correspondence to or from any Governmental Entity received in the last three years with respect to any Company Benefit Plan. The Company does not have any commitment to modify, change or terminate any Company Benefit Plan, other than with respect to a modification, change or termination required by ERISA or the Code or other applicable Law, and there has been no amendment to, or modification of, or written interpretation or announcement by the Company regarding any Company Benefit Plan that would materially increase the expense of maintaining such Company Benefit Plan above the level of expense incurred with respect to such Company Benefit Plan as reflected in the financial statements included in the SEC Documents for the fiscal year ended December 31, 2014.
(ii)    Except for instances that have not and would not reasonably be expected to, individually or in the aggregate, result in any material liability, (A) each Company Benefit Plan (and any related trust or other funding vehicle) has been established, operated and administered in accordance with its terms and is in compliance with ERISA, the Code and all other applicable Laws, (B) all contributions or other amounts payable by the Company or any of its Subsidiaries with respect to each Company Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP, (C) no event has occurred and no condition exists that would subject the Company or any of its Subsidiaries, either directly or indirectly by reason of their affiliation with any Commonly Controlled Entity, to any Tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other applicable Laws, rules and regulations, (D) no nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) has occurred with respect to any Company Benefit Plan and (E) each of the Company and its Subsidiaries is in compliance with ERISA, the Code and all other Laws applicable to Company Benefit Plans.
(iii)    With respect to any Company Benefit Plan (and any related trust or other funding vehicle), (A) no actions, suits or claims (other than routine claims for benefits in the ordinary course of business) are pending or threatened relating to or otherwise in connection with such Company Benefit Plan, assets thereof, or fiduciaries or parties-in-interest, as defined under ERISA and (B) there are no pending or threatened administrative investigations, audits or other administrative proceedings by the Department of Labor, the Pension Benefit Guaranty Corporation, the IRS or other Governmental Entity that, in each of clauses (A) or (B), has resulted in or would reasonably be expected to, individually or in the aggregate, result in any material liability.
(iv)    None of the Company, any of its Subsidiaries nor any Commonly Controlled Entity has, within the past six years, sponsored, maintained, contributed to or been required to maintain or contribute to, or has any liability under, any employee benefit plan (within the meaning of Section 3(3) of ERISA) that is (and no Company Benefit Plan is) subject to Section 302 or Title IV of ERISA or Sections 412 or 4971 of the Code, or is otherwise a defined benefit plan (as defined in Section 4001 of ERISA). Neither the Company, its Subsidiaries nor any Commonly Controlled Entity has at any time sponsored or contributed to, or has or had any liability or obligation in respect of, any (A) “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (B) single-employer pension plan within the meaning of Section 4001(a)(15) of ERISA for which the Company or any of its Subsidiaries could incur liability under Section 4063 or 4064 of ERISA or (C) a “multiple employer welfare plan” within the meaning of Section 3(40) of ERISA, and in each case, no fact or event exists that would give rise to any such liability.
(v)    The Company has no liability for providing health, medical or life insurance or other welfare benefits after retirement or other termination of employment (other than for continuation coverage required under Section 4980(B)(f) of the Code or other similar applicable Laws).
(vi)    Each Company Benefit Plan (and any related trust) that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion letter issued by the IRS, and (A) as of the date of this Agreement, no revocation of any such determination or opinion letter has been threatened in writing and (B) nothing has occurred and no circumstance exists, whether as a result of any action, any failure to act or otherwise, that would reasonably be expected to cause the loss of such qualification.
(vii)    Except as otherwise expressly provided in this Agreement, none of the execution and delivery of this Agreement, the obtaining of the Company Stockholder Approval or the consummation of the Merger (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) would reasonably be expected to (A) entitle any current or former director, officer, employee or independent contractor of the

Company or any of its Subsidiaries to any compensation or material benefit, (B) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or material benefits or trigger any other material obligation under any Company Benefit Plan, (C) result in any material breach or violation of, or material default under or limit the Company’s right to amend, modify, terminate or transfer the assets of, any Company Benefit Plan, (D) directly or indirectly cause the Company to transfer or set aside any assets to fund any benefits, or otherwise give rise to any material liability, under any Company Benefit Plan or (E) give rise to the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.
(viii)    Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) has been administered in all material respects in compliance with its terms and the operational and documentary requirements of Section 409A of the Code and the regulations thereunder.
(ix)    Neither the Company nor any Subsidiary has any obligation to provide, and no Company Benefit Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.
(x)    Section 3.01(l)(x) of the Company Disclosure Letter separately identifies each Company Benefit Plan which is maintained outside the jurisdiction of the United States or covers any employees or other service providers of the Company or any of its Subsidiaries who reside or work outside of the United States (each, a “Non-U.S. Company Benefit Plan”). As of the date hereof, there is no pending or, to the Company’s Knowledge, threatened litigation involving any Non-U.S. Company Benefit Plan, except as would not reasonably be expected to, individually or in the aggregate, result in any material liability. Except as would not reasonably be expected, individually or in the aggregate, to result in any material liability, each Non-U.S. Company Benefit Plan (A) has been maintained and operated in accordance with, and is in compliance with, its terms, applicable local Law, government taxation and funding requirements, and with any agreement entered into with a works council, union or labor organization in all material respect and (B) to the extent required to be registered or approved by any Governmental Entity, has been registered with, or approved by, such Governmental Entity and, to the Company’s Knowledge, nothing has occurred that would adversely affect such registration or approval. To the extent intended to be funded and/or book-reserved, each Non-U.S. Company Benefit Plan is funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions. With respect to any Non-U.S. Company Benefit Plan maintained in the United Kingdom, (1) the United Kingdom Pensions Regulator has not issued and, to the Company’s Knowledge, does not intend to issue any restoration order, financial support direction or contribution notice against the Company or any of its Subsidiaries, (2) neither the Company nor any of its Subsidiaries has ceased to participate in any occupational pension scheme or otherwise become liable to pay any debt, or has entered into an arrangement which might be construed as a compromise or a reduction of a statutory debt, in each case under sections 75 or 75A of the Pensions Act 1995 (or its predecessor, section 144 of the U.K. Pension Schemes Act 1993), and (3) no acts, omissions or other events have, to the Company’s

Knowledge, been reported to the U.K. Pensions Regulator under sections 69 or 70 of the Pensions Act 2004.
(u)    Taxes.
(i)    All Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file) and all such Tax Returns are correct and complete in all material respects.
(ii)    All Taxes of the Company and its Subsidiaries, other than Taxes being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, have been timely paid.
(iii)    Neither the Company nor any of its Subsidiaries has been subject to a written claim by a taxing jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.
(iv)    There are no Tax liens other than Permitted Liens on the assets of the Company or any of its Subsidiaries.
(v)    Each of the Company and its Subsidiaries has timely paid or withheld all Taxes required to be paid or withheld with respect to their employees, independent contractors, creditors and other third parties (and timely paid over such Taxes to the appropriate Governmental Entity to the extent required by applicable Law).
(vi)    Neither the Company nor any of its Subsidiaries has executed any outstanding waiver of any statute of limitations for the assessment or collection of any Tax and there has been no request by a Governmental Entity to execute such a waiver or extension.
(vii)    No audit or other examination or administrative, judicial or other proceeding of, or with respect to, any Tax Return involving a material amount of Taxes of the Company or any of its Subsidiaries is currently in progress, or, to the knowledge of the Company and its Subsidiaries, threatened.
(viii)    No deficiency for Tax has been asserted or assessed by a Governmental Entity against the Company or any of its Subsidiaries that has not been satisfied by payment, settled or withdrawn.
(ix)    The Company has delivered or made available to Parent correct and complete copies of (A) all income and all other material Tax Returns of the Company and its Subsidiaries for the preceding three taxable years and (B) any audit report issued within the last three years (or otherwise with respect to any audit or proceeding in progress) relating to income and franchise Taxes of the Company or any of its Subsidiaries.
(x)    Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any deduction in calculating, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting for a taxable period ending on or prior to the Closing Date; (B) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date; (C) installment sale or open transaction disposition made on or prior to the Closing Date; (D) intercompany transaction (including any intercompany transaction subject to Sections 367 or 482 of the Code) or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign income Tax Law) undertaken or created by the Company or any of its Subsidiaries on or prior to the Closing Date; (E) deferred gains arising prior to the Closing Date; or (F) deferred cancellation of indebtedness income realized prior to the Closing Date.
(xi)    None of the Company or any of its Subsidiaries is, or will be at Closing, (x) a party to any Tax allocation, Tax sharing, Tax indemnity or similar arrangement with respect to Taxes of any other person or (y) has or will have any liability for Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) or as transferee or successor.
(xii)    The unpaid Taxes of the Company and its Subsidiaries did not, as of the date of any Financial Statements of the Company furnished to Parent pursuant to Section 3.01(e), exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of such Financial Statements (rather than any notes thereto) and do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company in filing its Tax Returns.
(xiii)    The Company has not been a “United States real property holding corporation” within the meaning of Section 897 of the Code during the five-year period ending on the Closing Date.
(xiv)    Neither the Company nor any of its Subsidiaries has been, within the past two years, a party to any transaction to which Section 355 of the Code applies.
(xv)    Neither the Company nor any of its Subsidiaries has, during any taxable year for which the statute of limitations for the assessment or collection of Taxes has not closed, participated in a “reportable transaction” that gave rise to a disclosure obligation under Section 6011 of the Code and Treasury Regulations promulgated thereunder.
(xvi)    The Company makes no representations regarding the amount of, or potential limitations on, its net operating loss carryforwards and other similar tax attributes.
(xvii)    The Company is not aware of any agreement, plan, fact or circumstance that could reasonably be expected to prevent the Merger and the Second Step Merger, considered together as a single integrated transaction, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
(v)    Intellectual Property.

(i)    Section 3.01(n)(i) of the Company Disclosure Letter sets forth an accurate and complete list of Company Registered IP.
(ii)    The Company and each of its Subsidiaries have complied with such requirements of the United States and foreign patent offices and all other applicable Governmental Entities as are required to maintain such Company Registered IP in full force and effect, except with respect to any Company Registered IP that the Company chose to abandon. Each material item of Company Registered IP is, to the Knowledge of the Company not invalid or unenforceable, and is owned solely by the Company or its Subsidiaries free and clear of any Liens other than Permitted Liens and licenses granted pursuant to the Contracts set forth in Section 3.01(n)(ix) of the Company Disclosure Letter.
(iii)    The Company and each of its Subsidiaries is in compliance with and is not in breach or default under, and has not received written notice, in the three (3) year period prior to the date hereof, that it is in breach or default under, any of the terms or conditions of any Contract pursuant to which the Company is or was granted any rights to any Licensed Intellectual Property incorporated into any Company Product.
(iv)    To the Knowledge of the Company, neither the Company Products nor the activities of the Company and its Subsidiaries infringe, misappropriate, or otherwise violate any other person’s rights in Intellectual Property under any applicable Law where such infringement could reasonably be expected to result in material liability to the Company and its Subsidiaries. No written claims (A) challenging the validity, enforceability or ownership by the Company or any of its Subsidiaries of any of the Company Intellectual Property, or (B) asserting that the use, reproduction, modification, manufacture, distribution, licensing, sublicensing, sale, or any other exercise of rights in any Company Products by the Company or any of its Subsidiaries infringes, misappropriates or violates any Intellectual Property right of any person, have been asserted in writing against the Company or any of its Subsidiaries during the three (3) year period immediately preceding the date hereof, nor has Company received notice (including cease and desist letters or invitations to a patent license) that any such claim currently is contemplated. To the Knowledge of the Company, there is no unauthorized use, infringement, or misappropriation of any Company Intellectual Property by any person.
(v)    The Company and each of its Subsidiaries has, and uses reasonable commercial efforts to enforce, policies requiring all persons (including each current, former, or retired employee, officer, independent contractor and director of the Company and each of its Subsidiaries), involved in the development of material Company Intellectual Property, to execute written assignments of any such Company Intellectual Property to the Company or its Subsidiaries, as applicable.
(vi)    Except with respect to the Company’s contributions of Source Code as Publicly Available Software, APIs, and other Source Code disclosed in the ordinary course of business subject to written agreements restricting the use thereof, neither the Company nor any of its Subsidiaries has disclosed or delivered to any escrow agent or any other person any Source Code embodying any Company Intellectual Property, and no other person has the right, contingent or otherwise, to obtain access to or use any such Source Code. To the Knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the delivery, license, or disclosure of any Source Code to any person who is not, as of the date of this Agreement, an employee, officer, independent contractor or director of the Company or its Subsidiaries.
(vii)    The Company and each of its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of its trade secrets or other confidential or proprietary information that it intended to maintain as confidential.
(viii)    To the Knowledge of the Company, the Company Products do not contain any computer code designed to disrupt, disable or harm in any manner the operation of any Software or hardware therein. To the Knowledge of the Company, none of the Company Products contains any unauthorized feature (including any worm, bomb, backdoor, clock, timer or other disabling device, code, design or routine) that causes the Software therein or any portion thereof to be erased, inoperable or otherwise incapable of being used.
(ix)    Section 3.01(n)(ix) of the Company Disclosure Letter sets forth a list of all Contracts entered into in the three (3) year period prior to the date hereof pursuant to which the Company or its Subsidiaries (A) have granted rights in Intellectual Property to a third person (other than (1) Contracts for the licensing of Publicly Available Software; (2) Contracts pursuant to which the Company grants non-exclusive licenses to Company Intellectual Property to end users of the Company Products in the ordinary course of business; and (3) Contracts that do not substantially differ from the Company’s forms therefor), or (B) received a license or right to use any Licensed Intellectual Property (other than (i) Contracts for the licensing of: Publicly Available Software, third-party Software that is licensed pursuant to a non-exclusive, internal-use license, shrink-wrap, click-wrap or similar agreement, or other Software that is generally available on a commercial basis from third parties; (ii) Contracts with the Company’s employees; and (iii) Contracts that do not substantially differ from the Company’s forms therefor).
(x)    Neither the Company nor any of its Subsidiaries has used any Publicly Available Software in any manner that would (i) require the disclosure or distribution in Source Code form of any Company Products, Company Intellectual Property or any portion thereof, (ii) require the licensing of any Company Products, Company Intellectual Property or any portion thereof (other than the Publicly Available Software component itself) under any Publicly Available Software License, or (iii) impose any other material limitations, restrictions or condition on the right of the Surviving Corporation to use or distribute any Company Products, in each case except as would not be material to the Company and its Subsidiaries, taken as a whole. To the Knowledge of the Company, to the extent the Company includes any Publicly Available Software in any Company Product, it does so in compliance with the terms of the applicable Publicly Available Software License.
(xi)    Neither the Company nor any of its Subsidiaries has transferred ownership of, or granted any exclusive license with respect to, any material Company Intellectual Property to any other person.

(xii)    No funding, facilities or personnel of any educational institution or Governmental Entity were used, directly or indirectly, to develop or create, in whole or in part, any Company Intellectual Property. To the Knowledge of the Company, the Company and each of its Subsidiaries is not a member or promoter of, or a contributor to, any industry standards body or similar organization that could compel the Company or any of its Subsidiaries to grant or offer to any third party any license or right to any Company Intellectual Property that is material to the Company and its Subsidiaries taken as a whole.
(xiii)    Except as restricted under applicable Trade Control Laws, there is no governmental or regulatory prohibition or restriction on the use of any material Company Intellectual Property in any jurisdiction in which the Company or any of its Subsidiaries currently conducts business or on the export or import of any of the Company Products from or to any such jurisdiction.
(xiv)    Each of the Company and its Subsidiaries has sufficient rights to use all IT Assets, all of which rights shall survive unchanged following the consummation of the transactions contemplated hereby. The Company and its Subsidiaries have taken commercially reasonable measures in an effort to protect the integrity and security of IT Assets against any unauthorized use, access, interruption, modification, or corruption. The IT Assets operate and perform in all material respects in a manner that permits the Company and each of its Subsidiaries to conduct its business as currently conducted and, to the Knowledge of the Company, no person has gained unauthorized access to any IT Asset during the three (3) years immediately preceding the date hereof in a manner that has resulted or could reasonably be expected to result in material liability to the Company or its Subsidiaries. Each of the Company and its Subsidiaries has implemented commercially reasonable backup and disaster recovery technology processes and facilities.
(xv)    Neither this Agreement, nor the Transactions will result in the grant of any right or license to any material Company Intellectual Property to any person pursuant to any Contract to which the Company or any of its Subsidiaries is a party.
(w)    Environmental Matters. Except for those matters that would not be material to the Company and its Subsidiaries, taken as a whole, (i) each of the Company and its Subsidiaries is and has at all times been in compliance with all applicable Environmental Laws, and neither the Company nor any of its Subsidiaries has any liability under, any Environmental Law; (ii) each of the Company and its Subsidiaries possesses and is in compliance with all Authorizations required under applicable Environmental Laws to conduct its business as presently conducted, and all such Authorizations are valid and in full force and effect; (iii) there are no claims, suits, actions, notices of potential liability, notices of violation, or proceedings pursuant to any Environmental Laws pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries; (iv) Hazardous Materials are not, except in compliance with Environmental Law and as used in the ordinary course of business, being used or stored by the Company or any of its Subsidiaries, and the Company has not caused any, and to the Company’s Knowledge, there have been no, releases or threatened releases of Hazardous Materials at or on, any location, including at or on any property currently or formerly owned, leased or operated by the Company or any of its Subsidiaries, in each of the above cases, in a manner that would reasonably be expected to result in liability or give rise to a claim against the Company or any of its Subsidiaries under applicable Environmental Laws; and (v) neither the Company nor any of its Subsidiaries is subject to any consent decrees, orders, settlements or compliance agreements or has assumed, by contract, operation of law or otherwise, or provided indemnification against, any liability or obligation of any other person under or relating to Environmental Laws that would reasonably be expected to result in liability or give rise to a claim by such person against the Company or any of its Subsidiaries. The Company has made available to Parent copies of all environmental reports, assessments and any material environmental documents in its possession or control relating to the Company, its Subsidiaries and their current and former properties and operations.
(x)    Insurance. The Company or its Subsidiaries maintain all policies of fire and casualty, liability, employment practices, directors and officers, and other forms of insurance in such amounts, with such deductibles and against such risks and losses that are reasonably adequate for the operation of the Company’s and its Subsidiaries’ businesses in all material respects. As of the date of this Agreement, all such insurance policies are in full force and effect, and, to the Knowledge of the Company, no notice of cancelation has been given with respect to any such policy, and there is no existing default or event that, with the giving of notice or laps of time or both, would constitute a default by any insured thereunder.
(y)    Voting Requirements. (i) The affirmative vote of holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon at the Annual Meeting or any adjournment or postponement thereof to adopt this Agreement is the only vote of the holders of any class or series of capital stock of the Company necessary for the Company to adopt this Agreement (the “Company Stockholder Approval”) and (ii) the affirmative vote of holders of a majority of the outstanding shares of Company Common Stock present or represented by proxy at the Annual Meeting or any adjournment or postponement thereof is the only vote of the holders of any class or series of capital stock of the Company necessary to approve the issuances of Company Common Stock upon conversion of the Company Convertible Notes and exercise of the Company Warrants, including approval of such issuances to certain affiliates of the Company (the “Company NYSE Stockholder Approval”).
(z)    State Takeover Statutes. Assuming the accuracy of the representations and warranties set forth in Section 3.02(h), the approval of the Board of Directors of the Company of this Agreement, the Merger and the other Transactions represents all the action necessary to render inapplicable to this Agreement, the Merger and the other Transactions, the provisions of Section 203 of the DGCL to the extent, if any, such Section would otherwise be applicable to this Agreement, the Merger and the other Transactions, and no “fair price”, “moratorium”, “control share acquisition” or other state takeover statute or regulation (collectively, “Takeover Laws”) or any anti-takeover provision in the Company’s organizational documents is applicable to the Company, the Company Common Stock, this Agreement, the Merger or the other Transactions.
(aa)    Brokers and Other Advisors. No broker, investment banker, financial advisor or similar advisor, other than Jefferies LLC and Houlihan Lokey Capital, Inc. is entitled to any broker’s, finder’s or financial advisor’s fee or similar commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of the Company. A true and correct copy of the engagement letters entered into by the Company with Jefferies LLC and Houlihan Lokey Capital, Inc. pursuant to which such fees and expenses are to be paid has been delivered to Parent prior to the date of this Agreement, and such engagement letter has not been subsequently modified, amended, supplemented or waived.
(bb)    Opinions of Financial Advisors.
(i)    The Company Board has received the opinion of Jefferies LLC to the effect that, as of the date of such opinion, and based on and subject to the assumptions, qualifications and limitations set forth therein, the Merger Consideration is fair, from a financial point of view, to holders of Company Common Stock, a signed copy of which opinion will promptly be delivered to Parent, solely for informational purposes, following receipt thereof by the Company.
(ii)    The Company Board has received the opinion of Houlihan Lokey Capital, Inc. to the effect that, as of the date of such opinion, and based on and subject to the assumptions, qualifications and limitations set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock, a signed copy of which opinion will promptly be delivered to Parent, solely for informational purposes, following receipt thereof by the Company.
(cc)    Customers and Suppliers.
(i)    Section 3.01(u)(i) of the Company Disclosure Letter sets forth a correct and complete list, as of the date of this Agreement, of the Major Customers and the amount of consideration paid to the Company and the Company’s Subsidiaries by each Major Customer during the applicable period. To the Company’s Knowledge, during the twelve (12) month period prior to the date of this Agreement, neither the Company nor any of the Company’s Subsidiaries has received any notice from any Major Customer indicating that it intends to cancel, terminate or otherwise adversely modify its relationship with the Company or the Company’s Subsidiaries.
(ii)    Section 3.01(u)(ii) of the Company Disclosure Letter sets forth a correct and complete list, as of the date of this Agreement, of the Major Suppliers and the amount paid to each Major Supplier by the Company and the Company’s Subsidiaries during the applicable period. To the Company’s Knowledge, during the twelve (12) month period prior to the date of this Agreement, neither the Company nor any of the Company’s Subsidiaries has received any notice from any Major Supplier indicating that it intends to cancel, terminate or otherwise adversely modify its relationship with the Company or the Company’s Subsidiaries.
(dd)    Title to Properties.
(i)    Section 3.01(v)(i) of the Company Disclosure Letter contains a true and complete list of the street addresses of all real property currently owned by the Company or any of its Subsidiaries (collectively, “Owned Real Property”).
(ii)    Section 3.01(v)(ii) of the Company Disclosure Letter contains a true and complete list of the street addresses of all real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any of its Subsidiaries (collectively, including the improvements thereon, the “Leased Real Property”), including without limitation all such office space, storage space, laboratory space, warehouse space and parking areas used or occupied by the Company or any Subsidiary. Section 3.01(v)(ii) of the Company Disclosure Letter accurately lists, below each such street address, all of the following instruments and agreements with respect to any material Leased Real Property (collectively, the “Real Property Leases”):
(a)    all of the written instruments and agreements for the leasing, rental or occupancy of all or any portion of any of the Leased Real Property; and
(b)    all amendments, modifications, supplements, waivers, renewals and extensions thereof.
(iii)    The Company or one of its Subsidiaries has good and valid title to all Owned Real Property and the Company and its Subsidiaries have good and valid title to, or in the case of leased properties and assets, valid leasehold interests in, all of their other material tangible properties and assets, free and clear of all Liens except Permitted Liens.
(iv)    The Company or one of its Subsidiaries is the lessee or sublessee of all Leased Real Property. Each of the Company and its Subsidiaries enjoys peaceful and undisturbed possession under all Real Property Leases.
(v)    There are no guaranties, letters of credit or other instruments or agreements guaranteeing or otherwise securing any of the lessee’s obligations under any of the Real Property Leases except as expressly provided in such Real Property Leases.
(ee)    Privacy and Data Security.
(i)    Each of the Company’s and its Subsidiaries’ receipt, collection, monitoring, maintenance, creation, transmission, use, analysis, disclosure, storage, disposal and security of Protected Information has complied, and complies in all material respects with (A) any privacy- or data security-related provisions of agreements or contracts to which the Company or a Subsidiary is party, (B) applicable privacy and data security Laws, and (C) applicable policies and procedures adopted by the Company or a Subsidiary relating to Protected Information, including any privacy policy made available by the Company or a Subsidiary. Each of the Company and its Subsidiaries has adopted commercially reasonable policies and procedures relating to privacy, data protection, data security and the collection and use of Protected Information gathered or accessed in the course of the operations of the Company and its Subsidiaries.
(ii)    Except as is not and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, there has been no data security breach of any IT Assets or unauthorized access, use or disclosure of any Protected Information owned, transmitted, stored, received, or controlled by or on behalf of the Company or any of its Subsidiaries, including any unauthorized access, use or disclosure of Protected Information that would constitute a breach for which notification to individuals, customers or Governmental Entities is required under any applicable privacy and data security Laws or contracts or agreements to which the Company or any of its Subsidiaries is a party.
(iii)    The IT Assets have not materially malfunctioned or failed since January 1, 2013. The IT Assets do not contain any viruses, bugs, vulnerabilities, faults or other devices or effects that could (i) enable or assist any person to access without authorization the IT Assets or any information in the IT Assets, or (ii) otherwise significantly adversely affect the functionality of the IT Assets, except as disclosed in their documentation. The Company and its Subsidiaries have implemented reasonable backup, security and disaster recovery technology, plans, procedures and facilities.
(ff)    Conflict Minerals. The Company and its Subsidiaries are, and since the Reference Date have been, in compliance in all material respects with all applicable U.S. federal securities laws regarding conflict minerals, including Rule 13p-1 under the Exchange Act (17 CFR Part 240, § 240.13p-1) and any applicable written standards, requirements, directives or policies of the SEC or any other Governmental Entity relating thereto (the “Conflict Minerals Rule”). Neither the Company nor any of its Subsidiaries has received any written communication from any Governmental Entity or any third person that alleges that Company or any of its Subsidiaries has failed to perform the due diligence or make the reports or disclosures required by the Conflict Minerals Rule or has submitted any false and misleading statements in its Form SD or Conflict Minerals Report. The Company has no Knowledge that conflict minerals necessary to the functionality or production of products it manufactures or contracts to manufacture originated from the Democratic Republic of the Congo or an adjoining country  that would require the Company to file a Conflict Minerals Report as an Exhibit to a Form SD on the date hereof. The Company has made available to Parent a true and complete copy of the conflict minerals policies of the Company and its Subsidiaries and all written communications and correspondence with suppliers and customers relating to conflict minerals since the Reference Date.
SECTION 3.02    Representations and Warranties of Parent and Sub. Except (x) as set forth in any report, schedule, form, statement or other document filed with, or furnished to, the SEC since the Reference Date by Parent and publicly available prior to the date of this Agreement (together with any publicly filed schedules or exhibits thereto, the “Parent Filed SEC Documents”) (without giving effect to any amendment to any such Parent Filed SEC Documents filed on or after the date of this Agreement and excluding any disclosures to the extent such disclosures are general cautionary, predictive or forward-looking statements) or (y) as set forth in the Parent Disclosure Letter (it being understood that any information set forth in one Section or subsection of the Parent Disclosure Letter shall be deemed to apply to and qualify the Section or subsection of this Agreement to which it corresponds in number and each other Section or subsection of this Agreement to the extent that it is reasonably apparent in light of the context and content of the disclosure (without reference to the contents of any Contract or document or other materials referenced in such disclosure) that such information is relevant to such other Section or subsection), Parent and Sub represent and warrant to the Company as follows:
(a)    Organization, Standing and Corporate Power. Parent is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate power and authority to carry on its business as presently conducted and is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary. Each of Parent’s Subsidiaries is duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of its jurisdiction of organization and has all requisite corporate or similar power and authority to carry on its business as presently conducted and each of Parent’s Subsidiaries is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than where the failure to be so qualified, licensed or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has made available to the Company prior to the execution of this Agreement a true and complete copy of the Amended and Restated Certificate of Incorporation of Parent (the “Parent Certificate of Incorporation”) and the Amended and Restated Bylaws of Parent (the “Parent Bylaws”) and the comparable organizational documents of each of its Subsidiaries and each other person in which Parent owns, directly or indirectly, any equity interest, in each case amended to and in effect as of the date of this Agreement.
(b)    Capital Structure.
(i)    The authorized capital stock of Parent consists of 290,000,000 shares of common stock, par value $0.01 per share, of Parent (“Parent Common Stock”) and 20,000,000 shares of preferred stock, par value $0.01 per share (the “Parent Preferred Stock”). As of the Determination Date, (A) 117,695,169 shares of Parent Common Stock were issued and outstanding (which number includes no shares of Parent Common Stock subject to vesting or other forfeiture conditions or repurchase by Parent (such shares, together with any similar shares issued after May 1, 2015, the “Parent Restricted Stock”)), (B) no shares of Parent Common Stock were held by Parent in its treasury, (C) 1,079,646 shares of Parent Common Stock were subject to outstanding options (other than rights under Parent’s Employee Stock Purchase Plan (such plan, the “Parent ESPP”)) to acquire shares of Parent Common Stock from Parent (the “Parent Stock Options”), (D) 5,293,414 shares of Parent Common Stock were issuable upon settlement or vesting of outstanding, restricted stock unit awards or performance stock unit awards (based on achievement of performance targets at the maximum level) payable in shares of Parent Common Stock or the value of which is determined with reference to the value of shares of Parent Common Stock, (E) 530,405 shares of Parent Common Stock were subject to outstanding rights under the Parent ESPP, (F) no shares of Parent Preferred Stock were issued or outstanding or held by Parent in its treasury, (G) 197,622 shares of Parent Common Stock subject to deferral instructions under Parent Director’s Restricted Stock Deferral Plan and (H) 39,661,164 shares of Parent Common Stock reserved for issuance under all Parent convertible notes, plus such number of shares of Parent Common Stock issuable under conversion adjustments as set forth in the applicable indentures. Except as set forth above, as of the Determination Date, Parent has no shares of Parent Common Stock, Parent Preferred Stock or other shares of capital stock reserved for and subject to issuance. Except as set forth above, at the close of business on May 1, 2015, no shares of capital stock or other voting securities of Parent were issued or outstanding. All outstanding shares of Parent

Common Stock are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable, not subject to preemptive rights and free and clear of any Liens.
(ii)    Except for any obligations pursuant to this Agreement or as otherwise set forth above, as of the Determination Date, there were no options, warrants, rights (including, without limitation, preemptive, conversion, stock appreciation, redemption or repurchase rights), convertible or exchangeable securities, stock-based performance units, Contracts or undertakings of any kind to which Parent or any of its Subsidiaries is a party or by which any of them is bound (1) obligating Parent or any such Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other securities of, or equity interests in, or any security convertible or exchangeable for any capital stock or other security of, or equity interest in, Parent or of any of its Subsidiaries or (2) that give any person the right to subscribe for or acquire any securities of Parent or any of its Subsidiaries, or to receive any economic interest of a nature accruing to the holders of Parent Common Stock or otherwise based on the performance or value of shares of capital stock of Parent or any of its Subsidiaries. There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or options, warrants or other rights to acquire shares of capital stock of Parent or any such Subsidiary, other than as described above or pursuant to the Parent Stock Plans.
(iii)    The shares of Parent Common Stock to be issued pursuant to the Merger in accordance with Section 2.01(c), (A) will be duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights created by statute, the Parent Certificate of Incorporation or the Parent Bylaws or other equivalent organizational documents or any agreement to which Parent is a party or is bound, (B) will, when issued, be registered under the Securities Act and the Exchange Act and registered or exempt from registration under applicable “blue sky” Laws and (C) will be approved for listing on the New York Stock Exchange, subject to official notice of issuance, prior to the Effective Time.
(c)    Authority; Noncontravention.
(i)    Each of Parent and Sub has all requisite corporate power and authority to execute and deliver, and perform its obligations under, this Agreement and to consummate the Transactions. The execution, delivery and performance of this Agreement and the consummation by Parent and Sub of the Transactions have been duly authorized by all necessary corporate action on the part of each of Parent and Sub, subject, in the case of the Merger only, to the delivery by Parent of the written consent, as sole stockholder of Sub, referenced in Section 5.09. This Agreement has been duly executed and delivered by each of Parent and Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Sub, enforceable against each of Parent and Sub in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.
(ii)    The execution, delivery and performance by Parent and Sub of this Agreement do not, and the consummation of the Transactions and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or Sub or any of their respective Subsidiaries under, any provision of (A) the Parent Certificate of Incorporation, the Parent Bylaws or the comparable organizational documents of any of their respective Subsidiaries or (B) subject to the filings and other matters referred to in the immediately following sentence, (1) any Contract to which Parent or Sub or any of their respective Subsidiaries is a party or by which any of their respective properties or assets are bound or (2) any Law applicable to Parent or Sub or any of their respective Subsidiaries or any of their respective properties or assets, other than, in the case of clause (B) above, any such conflicts, violations, defaults, rights, losses or Liens that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity is required to be obtained or made by or with respect to Parent or Sub or any of their respective Subsidiaries in connection with the execution, delivery and performance of this Agreement by Parent and Sub or the consummation by Parent and Sub of the Transactions except for (I) the filing of a premerger notification and report form by Parent and Sub under the HSR Act and any other filings required or advisable under any applicable foreign antitrust or competition Law, (II) the filing with the SEC of (x) the Form S-4 and (y) such reports under the Exchange Act, as may be required in connection with this Agreement and the Transactions, (III) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (IV) any filings required under the rules and regulations of the New York Stock Exchange, and (V) such other consents, approvals, orders, authorizations, registrations, declarations, filings and notices, the failure of which to be obtained or made has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(d)    Parent SEC Documents; Financial Statements.
(i)    Parent has filed all reports, schedules, forms, statements and other documents with the SEC required to be filed by Parent since January 1, 2013 (the “Parent SEC Documents”). As of their respective dates of filing, or, in the case of Parent SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act, their respective effective dates, and if amended or superseded prior to the date of this Agreement, then as of the date of such later filing, the Parent SEC Documents complied as to form in all material respects with the requirements of the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable thereto, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each Parent SEC Document that is a registration statement, as amended, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements made therein not misleading. There are no outstanding or unresolved comments received from the SEC with respect to any of the Parent Filed SEC Documents and, to the Knowledge of Parent, as of the date of this Agreement, none of the Parent Filed SEC Documents is the subject of any ongoing review by the SEC.

(ii)    The audited consolidated financial statements and the unaudited quarterly financial statements (including, in each case, the notes thereto) of Parent included in the Parent SEC Documents (the “Parent Financial Statements”) when filed complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, have been prepared in all material respects in accordance with GAAP (except, in the case of unaudited quarterly statements, as permitted by Form 10‑Q of the SEC or other applicable rules and regulations of the SEC) applied on a consistent basis during the periods and as of the dates involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year‑end adjustments, none of which adjustments has been or will be material in nature or amount). Except as reflected in the Parent Financial Statements, neither Parent nor any of its Subsidiaries is a party to any material off-balance sheet arrangement (as defined in Item 303 of Regulation S-K promulgated under the Exchange Act).
(iii)    Since January 1, 2013, subject to any applicable grace periods, Parent has been and is in compliance in all material respects with (A) the applicable provisions of the Sarbanes-Oxley Act and (B) the applicable listing and corporate governance rules and regulations of the New York Stock Exchange, in each case except for any failure to be in compliance that would not be material to Parent and its Subsidiaries, taken as a whole.
(iv)    Parent has timely filed or furnished and made available to the Company all certifications and statements required by Rule 13a‑14 or Rule 15d‑14 under the Exchange Act. Parent maintains disclosure controls and procedures (as defined in Rule 13a‑15(e) and Rule 15d‑15(e) of the Exchange Act) that are effective to reasonably ensure that material information required to be disclosed by Parent in the reports that it files under the Exchange Act, is made known to the chief executive officer and the chief financial officer of Parent in a manner that allows timely decisions regarding required disclosure. Parent’s system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) is effective in all material respects to provide reasonable assurance (A) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (B) that material receipts and expenditures are made in accordance with the authorization of management, and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s assets that would materially affect Parent’s financial statements. Parent has disclosed, based on its most recent evaluation prior to the date of this Agreement, to Parent’s auditors and the audit committee of the Board of Directors of Parent (x) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information and (y) any fraud or allegation of fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. As of the date of this Agreement, to the Knowledge of Parent, Parent has not received any complaints regarding accounting, internal accounting controls or auditing matters, including any such complaint regarding questionable accounting or auditing matters. To the Knowledge of Parent, Parent has not identified any currently existing material weaknesses in the design or operation of internal controls over financial reporting. To the Knowledge of Parent, there is no reason to believe that its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act when due.
(v)    Except (A) as reflected, accrued or reserved against in Parent’s consolidated balance sheet as of December 31, 2014 (or the notes thereto) included in Parent’s Annual Report on Form 10-K filed prior to the date of this Agreement for the fiscal year ended December 31, 2014 or (B) for liabilities or obligations incurred in the ordinary course of business since December 31, 2014 or obligations which have been discharged or paid in full prior to the date of this Agreement, neither Parent nor any of its Subsidiaries has any liabilities, commitments or obligations, asserted or unasserted, known or unknown, absolute or contingent, whether or not accrued, matured or unmatured or otherwise, in each case that are of a nature required by GAAP to be disclosed, reserved or reflected in a consolidated balance sheet or the notes thereto, in each case except for any liabilities that have not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(e)    Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Sub specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, or (ii) the Proxy Statement will, at the date it (and any amendment or supplement thereto) is first mailed to the stockholders of the Company and at the time of the Annual Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent or Sub with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company. The Form S-4 will, with respect to information regarding Parent, comply as to form in all material respects with the requirements of the Securities Act.
(f)    Absence of Certain Changes or Events. From December 31, 2014 to the date of this Agreement, (i) there has not been any change, effect, event, occurrence or state of facts that has had or would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (ii) Parent and its Subsidiaries have conducted their businesses in all material respects only in the ordinary course of business and (iii) neither Parent nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 4.01(b)(i)-(iii) or (v).
(g)    Operations and Assets of Sub. Sub has been formed solely for the purpose of engaging in the Transactions and, prior to the Effective Time, will not have incurred liabilities or obligations of any nature, other than pursuant to or in connection with this Agreement and the Merger and the other Transactions. Parent owns, beneficially and of record, all of the outstanding shares of capital stock of Sub, free and clear of all Liens.

(h)    Ownership of Company Common Stock. Except for the Voting Agreements, none of Parent, Sub or any of their Affiliates beneficially owns (within the meaning of Section 13 of the Exchange Act and the rules and regulations promulgated thereunder), or will prior to the Closing Date beneficially own, any shares of Company Common Stock, or is a party, or will prior to the Closing Date become a party, to any Contract, arrangement or understanding (other than this Agreement) for the purpose of acquiring, holding, voting or disposing of any shares of Company Common Stock. Neither Parent nor Sub is, nor at any time during the last three (3) years has it been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL (other than as contemplated by this Agreement).
(i)    Litigation. There is no material suit, action, claim, arbitration, mediation or legal, arbitral, administrative or other proceeding pending or, to the Knowledge of Parent or Sub, threatened against, or governmental or regulatory investigation of, Parent or Sub or any of their respective Subsidiaries that is or would reasonably be expected to be, individually or in the aggregate, be material to Parent and its Subsidiaries, taken as a whole.
(j)    Compliance with Laws. Each of Parent and its Subsidiaries is in material compliance with (and since the Reference Date or, if later, its respective date of formation or organization, has been in material compliance with) all Laws applicable to their respective businesses or operations and all internal and posted policies related to the data privacy of third parties (including customers and clients of Parents and its Subsidiaries). Each of Parent and its Subsidiaries has (and since January 1, 2013 or, if later, its respective date of formation or organization, has had) in effect all Authorizations necessary for it to own, lease and operate its properties and assets and to conduct its business as presently conducted, and all such Authorizations are in full force and effect, except for such Authorizations the absence of which, or the failure of which to be in full force and effect, is not and would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole. Parent and its Subsidiaries are not in violation or breach of, or default under, any Authorization, and, to the Knowledge of Parent, no suspension or cancelation of any Authorization is pending or threatened, except where such violation, breach, default, suspension or cancelation would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole.
(k)    Voting Requirements. (i) No vote of the stockholders of Parent is required by Law, the Parent’s Certificate of Incorporation or the Parent Bylaws or otherwise in order for Parent to consummate the Transactions; and (ii) the affirmative vote of holders of a majority of the outstanding shares of Sub Common Stock entitled to vote thereon is the only vote of the holders of any class or series of capital stock of Sub necessary for Sub to adopt this Agreement and approve and consummate the Transactions.
(l)    Brokers and Other Advisors. No broker, investment banker, financial advisor or other person, other than Morgan Stanley, the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of Parent or Sub.
(m)    Transactions with Related Parties. Since December 31, 2014 until the date of this Agreement, no event has occurred that would be required to be reported by Parent pursuant to Item 404 of Regulation S-K under the Securities Act as promulgated by the SEC in a proxy statement for an annual meeting of stockholders.
(n)    Financial Capability. Parent has and will have, and will cause Sub to have, prior to the Effective Time, sufficient funds to pay the aggregate Cash Consideration, any fractional share consideration for all outstanding shares of Company Common Stock and Company Warrants and all amounts payable in cash pursuant to Section 2.01, each as contemplated by this Agreement and all fees and expenses related thereto and to perform the other obligations of Parent and Sub contemplated by this Agreement.
(o)    Tax Free Treatment. Parent is not aware of any agreement, plan, fact or circumstance that could reasonably be expected to prevent the Merger and the Second Step Merger, considered together as a single integrated transaction, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
ARTICLE IV
COVENANTS RELATING TO CONDUCT OF BUSINESS
SECTION 4.01    Conduct of Business.
(p)    Except as set forth in Section 4.01(a) of the Company Disclosure Letter, expressly permitted by this Agreement, required by applicable Law or consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course consistent with past practice and, to the extent consistent therewith, use reasonable best efforts to preserve substantially intact its current business organizations, to keep available the services of its current officers and key employees and to preserve its relationships with Governmental Entities and significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it. Without limiting the generality of the foregoing, except as set forth in Section 4.01(a) of the Company Disclosure Letter, expressly permitted by this Agreement, required by applicable Law or consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries to:
(xiii)    declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than dividends or distributions by a direct or indirect wholly owned Subsidiary of the Company to its parent;
(xiv)    (A) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (B) enter into any agreement with respect to the voting of its capital stock;
(xv)    purchase, redeem or otherwise acquire any shares of its or its Subsidiaries’ capital stock or other securities or any rights, warrants or options to acquire any such shares or other securities, other than (A) the acquisition by the Company of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Stock Options in order to pay the exercise price of the Company Stock Options, (B) the withholding of shares of Company Common Stock to satisfy Tax obligations with respect to awards granted pursuant to the Company Stock Plans (C) the acquisition by the Company of Company Stock Options and Company Restricted Stock Units in connection with the forfeiture of such awards (D) as required pursuant to the terms of the Company Convertible Notes or Company Warrants;
(xvi)    issue, deliver, sell, pledge, dispose of, encumber or subject to any Lien any shares of its capital stock, ownership interests, any other voting securities or any securities convertible into, exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares, ownership interests, voting securities or convertible securities, or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units, other than (A) upon the exercise of Company Stock Options that are outstanding as of the date hereof, (B) upon the vesting or settlement of Company Restricted Stock Units granted under the Company Stock Plans prior to the date hereof, (C) as required to comply with the Company Benefit Plans in effect on the date of this Agreement and (D) as required pursuant to the terms of the Company Convertible Notes or Company Warrants;
(xvii)    amend the Company Certificate of Incorporation or the Company Bylaws or the comparable organizational documents of any Subsidiary of the Company;
(xviii)    other than (A) acquisitions of inventory or assets in the ordinary course of business consistent with past practice, (B) transactions solely between or among the Company and its Subsidiaries or (C) making or committing to any capital expenditures in compliance with Section 4.01(a)(x), acquire any business, assets or other property, whether by merger, consolidation, purchase of property or assets (including equity interests) or otherwise;
(xix)    sell, license, lease, transfer, assign, divest, cancel, abandon, allow to lapse, or otherwise dispose of any of its properties, rights or assets (including capital stock of any Subsidiary of the Company and Company Intellectual Property), other than (A) sales or other dispositions of inventory and other assets in the ordinary course of business consistent with past practice, (B) the non-exclusive licensing or sublicensing of Company Intellectual Property in the ordinary course of business consistent with past practice, and (C) the settlement of claims permitted under subsection (xi) below;
(xx)    pledge, encumber or otherwise subject to a Lien (other than a Permitted Lien) any of its properties, rights or assets (including capital stock of any Subsidiary of the Company);
(xxi)    (A) incur, redeem, prepay, defease, cancel, or, in any material respect, modify any indebtedness for borrowed money, other than pursuant to the terms of the Company Convertible Notes, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, agree to pay deferred purchase price for any property (other than extensions of trade credit to customers of the Company and its Subsidiaries in the ordinary course of business consistent with past practice), guarantee, assume or endorse or otherwise as an accommodation become responsible for any such indebtedness or any debt securities or other financial obligations of another person or enter into any capital leases or “keep well” or other agreement to maintain any financial statement condition of another person (collectively, “Indebtedness”); or (B) make any loans, advances or capital contributions to, or investments in, any other person, other than (1) to any of the direct or indirect wholly owned Subsidiaries of the Company in the ordinary course of business, or (2) advances of routine business and travel expenses to employees or advances to suppliers in the form of prepayment of expenses, in each case under this clause (2) in the ordinary course of business and in accordance in all material respects with the terms of the applicable policy as in effect as of the date hereof;
(xxii)    make or authorize any capital expenditures other than in the aggregate amount, and in the specific aggregate amounts by category of expenditure, set forth in the 2015 written Capital Expenditure Budget provided to Parent prior to the date of this Agreement (for the avoidance of doubt, such aggregate amounts shall be determined in reference to the full period between the signing of this Agreement and the Closing Date, and shall not be limited to any particular monthly or quarterly periods set forth in such Capital Expenditure Budget);
(xxiii)    (A) settle or compromise any claim with a Governmental Entity or any other claim, investigation, proceeding or litigation, in each case threatened, made or pending against the Company or any of its Subsidiaries, other than (i) the settlement of claims, investigations, proceedings or litigation for an amount (excluding any amounts that are covered by any insurance policies of the Company or its Subsidiaries, as applicable) not in excess of the amount reflected or reserved therefor in the most recent financial statements (or the notes thereto) of the Company included in the SEC Documents and (ii) the settlement of claims, investigations, proceedings or litigation (other than the Scheduled Litigation) which (x) does not include the payment of money in excess of $1,000,000 in the aggregate and (y) does not impose any other material obligations on the Company;
(xxiv)    except as required pursuant to: (i) the terms of any Company Benefit Plan in effect on the date of this Agreement or (ii) applicable Law, (A) grant to any director, officer or employee of the Company or any of its Subsidiaries any increase in compensation or employee benefits, (B) grant to any present or former director, officer or employee of the Company or any of its Subsidiaries any severance or termination pay, or increase in severance or termination pay, (C) enter into any employment, consulting, severance, termination or similar agreement with any present or former director, officer or employee of the Company or any of its Subsidiaries, (D) pay any bonus to any present or former director, officer or employee of the Company or any of its Subsidiaries (excluding bonuses offered to present non-officer employees, such bonuses not to exceed $25,000 per individual and $500,000 in the aggregate and to be paid following completion of continuous service through at least 30 days following the Effective Time), (E) grant to any present director, officer or employee of the Company or any of its Subsidiaries any new awards under any Company Benefit Plan or any arrangement that would have been a Company Benefit Plan had it been in effect as of the date hereof, (F) grant to any new employee of the Company or any of its Subsidiaries any awards under any Company Benefit Plan or any arrangement that would have been a Company Benefit Plan had it been in effect as of the date hereof (excluding grants of stock option awards to new Company Employees hired as permitted in Section 4.01(a)(xiii)(B) below, such awards to be issued under the Company’s 2013 Equity Incentive Plan in accordance with the Company’s standard four year vesting terms for newly hired employees, and not to exceed 30,000 shares per individual and not to exceed in the aggregate the sum of (X) 300,000 shares plus (Y) the number of shares that return to the Company’s 2013 Equity Incentive Plan as a result of lapses of awards as provided in the plan), (G) establish, adopt, enter into or amend any collective bargaining agreement, other Contract with a labor organization or Company Benefit Plan, other than routine annual amendments to Company Benefit Plans that do not increase costs of maintaining such Company Benefit Plans, (H) amend or modify any outstanding award under any Company Benefit Plan, (I) take any action to amend, waive or accelerate the vesting criteria or vesting requirements of payment of any compensation or benefit under any Company Benefit Plan or remove any existing restrictions in any Company Benefit Plan or award made thereunder, (J) take any action to accelerate the payment, or to fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan or (K) forgive any loans, or issue any loans (other than routine travel or immaterial business expense advances issued in the ordinary course of business), to any current or former employee, officer, director or consultant of the Company or any of its Subsidiaries;
(xxv)    (A) make any broadly distributed communications to Company Employees regarding the compensation, benefits or other treatment they will receive in connection with the transactions contemplated by this Agreement or engage in any other communications to Company employees regarding such matters that are inconsistent with any communications previously approved by Parent or filed with the SEC, (B) hire any new Company Employees other than (1) those persons to whom offers were extended prior to the date hereof and listed on Section 4.01(a)(xiii) of the Company Disclosure Letter, (2) those persons who are hired to replace in substantially the same role and capacity those former Company Employees in the Software R&D or Software Product Line Management functions who are terminated for cause or voluntarily resign their employment with the Company following the date of this Agreement, or (3) not more than 15 new Company Employees through September 30, 2015 (in addition to those persons hired pursuant to subsections (B)(1) and (2) above), each of whom is paid an annual base salary not to exceed $150,000 per year, or (C) terminate any Company Employees or independent contractors, other than for cause;
(xxvi)    other than as required (A) by GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or (B) by Law, make any material change in accounting methods, principles or practices affecting the consolidated assets, liabilities or results of operations of the Company;
(xxvii)    (A) except as required by applicable Law, make any change (or file any such change) in any method of Tax accounting, (B) make, change or rescind any Tax election; (C) settle or compromise any material Tax liability or consent to any claim or assessment relating to a material amount of Taxes; (D) file any amended Tax Return reflecting a material amount of Taxes; (E) enter into any closing agreement relating to a material amount of Taxes; (F) waive or extend the statute of limitations in respect of material Taxes, in each case outside of the ordinary course of business; or (G) surrender any right to claim a Tax refund in respect of a material amount of Tax;

(xxviii)    (A) cancel, amend, modify or terminate, or waive, assign or release any material rights, claims or benefits under any Specified Contract of the type described in subsections (i)(B), (ii), (iii), (vii), (viii), (ix), (x) (other than with respect to the enrollment of third parties into the Blue Orbit marketing program), (xi), (xii)(A), (xiii) or (xiv) (solely with respect to the foregoing clauses) of Section 3.01(i) (the “Designated Specified Contracts”), (B) cancel, amend, modify or terminate, or waive, assign or release any material rights, claims or benefits under any Specified Contract that is not a Designated Specified Contract, except in the ordinary course of business, (C) enter into any Contract that would have been a Designated Specified Contract had it been entered into prior to the date of this Agreement, (D) enter into any other Contract that would have been a Specified Contract, had it been entered into prior to the date of this Agreement, except in the ordinary course of business or (E) enter into any Real Property Lease unless it is on terms substantially consistent with, or on terms more favorable to the Company and/or its Subsidiaries (and to Parent and its Subsidiaries following the Closing) than, (1) a Contract or Real Property Lease (as applicable) that it is replacing or a form of such Specified Contract or (2) a Real Property Lease (as applicable) made available to Parent prior to the date hereof;
(xxix)    merge with or consolidate with any other person or adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or business;
(xxx)    (A) enter into any new line of business, (B) establish, or enter into any commercial arrangement that necessitates the establishment of, a legal entity or branch office in a geographic area outside of the United States where it is not present as of the date of this Agreement or (C) hire any new employees in any geographic area outside of the United States except in areas where it has a legal entity, branch office or employees as of the date of this Agreement;
(xxxi)    authorize any of, or commit or agree to take any of, the foregoing actions; or
(xxxii)    take any action that would reasonably be expected to cause the Merger to fail to qualify as a “reorganization” under Section 368(a) of the Code or fail to take any reasonable action necessary to cause the Merger to so qualify.
(q)    Except as set forth in Section 4.01(b) of the Parent Disclosure Letter, expressly permitted by this Agreement, required by applicable Law or consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the Effective Time, Parent shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course consistent with past practice and, to the extent consistent therewith, use commercially reasonable efforts to preserve substantially intact its current business organizations. Without limiting the generality of the foregoing, except as set forth in Section 4.01(b) of the Parent Disclosure Letter, expressly permitted by this Agreement, required by applicable Law or consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the Effective Time, Parent shall not, and shall not permit any of its Subsidiaries to:

(x)    declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than dividends or distributions by a direct or indirect wholly owned Subsidiary of Parent to its parent;
(xi)    split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;
(xii)    amend the Parent Certificate of Incorporation or the Parent Bylaws in any manner that would prohibit or hinder, impede or delay in any material respect the Merger or the consummation of the Transactions or have a material and adverse impact on the value of the Parent Common Stock;
(xiii)    adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; or
(xiv)    authorize any of, or commit or agree to take any of, the foregoing actions.
(r)    Advice of Changes. During the period from the date of this Agreement to the Effective Time, (i) the Company shall promptly give Parent written notice upon becoming aware of any material event, development or occurrence that would reasonably be expected to give rise to a failure of any condition precedent set forth in Section 6.02(a) or Section 6.02(b) and (ii) Parent shall promptly give the Company written notice upon becoming aware of any material event, development or occurrence that would reasonably be expected to give rise to a failure of any condition precedent set forth in Section 6.03(a) or Section 6.03(b); provided, however, that the delivery of any notice pursuant to this Section 4.01(c) shall not (x) cure any breach of, or non-compliance with, any other provision of this Agreement or (y) limit the remedies available to the party receiving such notice.
SECTION 4.02    No Solicitation.
(a)    Except as expressly permitted by this Section 4.02, the Company and its Subsidiaries shall not, and the Company shall instruct and cause its and their respective directors, officers and legal or financial advisors not to, and shall not authorize or permit any of their other Representatives to, directly or indirectly, (i) solicit, initiate, knowingly encourage, or take any other action to knowingly facilitate any inquiries regarding the making or submission of any Takeover Proposal or any proposal or offer that would reasonably be expected to lead to a Takeover Proposal, (ii) engage in, participate in or otherwise continue any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to knowingly facilitate the making of, any proposal or offer that constitutes, or would reasonably be expected to lead to, any Takeover Proposal or (iii) enter into or agree to enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to any Takeover Proposal, other than any Acceptable

Confidentiality Agreement (an “Acquisition Agreement”). The Company and its Subsidiaries shall, and the Company shall cause its and their respective Representatives to, immediately cease and cause to be terminated any discussions and negotiations with any person conducted heretofore with respect to any Takeover Proposal, or proposal or offer that would reasonably be expected to lead to any Takeover Proposal. The Company will promptly inform the individuals and entities referred to in the preceding sentence of the obligations undertaken in this Section 4.02. The Company will promptly request from each person that has executed a confidentiality agreement in connection with its consideration of making a Takeover Proposal within the past two years to return or destroy (as provided in the terms of such confidentiality agreement) all confidential information concerning the Company or any of its Subsidiaries and promptly terminate all physical and electronic data access previously granted to such person.
(b)    The Company shall promptly (but in no event later than 24 hours after any directors or officers of the Company become aware of the occurrence of any of the events set forth in clauses (i)-(iii) below and, in any event, within 72 hours) notify Parent if (i) any Takeover Proposal or any indications of interest, proposals or offers with respect to a Takeover Proposal are received by, (ii) any non-public information is requested in connection with any Takeover Proposal from, or (iii) any discussions or negotiation with respect to a Takeover Proposal are sought to be initiated or continued with, it, its Subsidiaries or any of their respective Representatives, indicating, in connection with such notice, the name of such person and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep Parent informed, on a reasonably current basis, of the status and material terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations.
(c)    Notwithstanding Section 4.02(a) or anything else in this Agreement to the contrary, if at any time prior to (but not after) obtaining the Company Stockholder Approval, (i) the Company has received an unsolicited bona fide, written Takeover Proposal from a third party first made after the date of this Agreement, (ii) the Board of Directors of the Company determines in good faith, (A) after consultation with its outside legal counsel and financial advisor, that such Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and (B) after consultation with outside counsel, that the failure to take such action would reasonably be expected to result in a violation of the fiduciary duties of the Board of Directors of the Company under applicable Law, (iii) there has been no material breach of this Section 4.02 in connection with such Takeover Proposal, (iv) the Company has provided at least 24 hours prior written notice to Parent and (v) the Company has provided Parent with a copy of the Takeover Proposal, then the Company and its Representatives may (A) furnish information with respect to the Company and its Subsidiaries to the person making such Takeover Proposal, and (B) engage in discussions or negotiations with the person making such Takeover Proposal; provided, however, that the Company (x) will not, and will not allow its Subsidiaries or its or their Representatives to, take any such action without first entering into an Acceptable Confidentiality Agreement with such person, and (y) will concurrently provide (and in any event within 24 hours) to Parent any non-public information concerning the Company or its Subsidiaries provided to such other person which was not previously provided to Parent.

(d)    Except as set forth in this Section 4.02(d), neither the Board of Directors of the Company nor any committee thereof shall (A) withdraw, modify or qualify, or publicly propose to withdraw, modify or qualify, the Company Board Recommendations (B) recommend the approval or adoption of, or approve or adopt, declare advisable or publicly propose to recommend, approve, adopt or declare advisable, any Takeover Proposal (C) publicly take a neutral position or no position with respect to a Takeover Proposal at any time beyond ten (10) Business Days after the first public announcement of such Takeover Proposal by the Company or by the party that made the Takeover Proposal, (D) fail to publicly reaffirm the Company Board Recommendations within five (5) Business Days of a written request by Parent to make such public reaffirmation or (E) make any public statement in connection with the Annual Meeting that is inconsistent with the Company Board Recommendations (any action described in this clause being referred to as an “Adverse Recommendation Change”). Notwithstanding the foregoing or anything else in this Agreement to the contrary, at any time prior to (but not after) obtaining the Company Stockholder Approval, the Board of Directors of the Company may effect an Adverse Recommendation Change in response to an Intervening Event or a Superior Proposal, subject to compliance in all material respects with this Section 4.02 with respect to such Intervening Event or Superior Proposal, if the Board of Directors of the Company determines in good faith, after consultation with its outside counsel, that the failure to effect such Adverse Recommendation Change would reasonably be expected to result in a violation of the fiduciary duties of the Board of Directors of the Company under applicable Law; provided, that no Adverse Recommendation Change may be made until after at least three (3) Business Days following Parent’s receipt of written notice (which notice, and the approval thereof, shall not constitute an Adverse Recommendation Change) from the Company advising Parent that the Board of Directors of the Company intends to take such action and the basis therefor, including all information required to be provided under Section 4.02(c) and all material information related thereto. After providing such notice and prior to effecting such Adverse Recommendation Change, (I) the Company shall, during such three (3) Business Day period, negotiate in good faith with Parent and its Representatives with respect to any revisions to the terms of the transaction contemplated by this Agreement proposed by Parent and (II) in determining whether to make an Adverse Recommendation Change, the Board of Directors of the Company shall take into account any changes to the terms of the transaction contemplated by this Agreement proposed by Parent and any other information provided by Parent in response to such notice during such three (3) Business Day period. Any amendment to the financial terms or other material terms of any Takeover Proposal will be deemed to be a new Takeover Proposal for purposes of this Section 4.02(d), including with respect to the notice period referred to in this Section 4.02(d), except that the three (3) Business Day period shall be two (2) Business Days for such purposes.
(e)    From the date of this Agreement until the Effective Time, the Company shall not terminate, amend, modify or waive any provision of any “standstill” or similar agreement to which the Company or any of its Subsidiaries is a party and shall use its reasonable best efforts to enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement, including by seeking injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof.
(f)    Nothing contained in this Section 4.02 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to its stockholders a position contemplated by

Rule 14d-9, Rule 14e‑2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to its stockholders if the Board of Directors of the Company determines in good faith (after consultation with and receiving advice of its outside counsel) that failure to do so would be reasonably expected to result in a violation of its fiduciary duties to the stockholders under applicable Law; provided, however, that any disclosure made pursuant to clause (i) or (ii) of this Section 4.02(f) (other than any disclosure made in connection with an Adverse Recommendation Change permitted by Section 4.02(d)) shall be deemed to constitute an Adverse Recommendation Change unless the Board of Directors of the Company shall expressly publicly reaffirm the Company Board Recommendations in such disclosure. For avoidance of doubt, it shall not constitute an Adverse Recommendation Change for the Board of Directors of the Company to make a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act.
(g)    The violation of any of the provisions of this Section 4.02 (i) by any of the Company’s Subsidiaries or any of its or such Subsidiaries’ respective Representatives (other than employees that are not officers or directors of the Company) or (ii) with the prior Knowledge of the Company, by any of the Company’s or any of its Subsidiaries’ employees that are not officers or directors of the Company, shall constitute a breach of this Agreement by the Company.
ARTICLE V
ADDITIONAL AGREEMENTS
SECTION 5.01    Preparation of the Proxy Statement; Annual Meeting.
(h)    As promptly as practicable after the execution of this Agreement (i) the Company shall prepare (with Parent’s reasonable cooperation) a proxy statement (such proxy statement, as amended or supplemented from time to time, the “Proxy Statement”) to be sent to the stockholders of the Company relating to the meeting of the Company’s stockholders (the “Annual Meeting”) to be held to consider adoption of this Agreement and the approval of the proposals contained in the April Proxy (the “April Proxy Proposals”) and (ii) Parent shall prepare (with the Company’s reasonable cooperation) and file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, the “Form S-4”), in which the Proxy Statement will be included, as a prospectus (such joint document, the “Proxy/S-4”), in connection with the registration under the Securities Act of the Parent Common Stock to be issued in the Merger and the Transactions, including upon conversion of Convertible Notes and exercise or vesting of Company Options and Company Restricted Stock Units. Following the Closing, as promptly as practicable Parent shall file a post-effective amendment to the Form S-4 (i) on Form S-3 to register the issuance of Parent Common Stock upon conversion of the Convertible Notes and use reasonable best efforts keep the same effective through the date such Convertible Notes are convertible following a Fundamental Change as defined in the Indenture and (ii) on one or more Forms S-8 to register shares issuable upon exercise or vesting of Company Options and Company Restricted Stock Units following Closing. Each of Parent and the Company shall use its reasonable best efforts to (A) have the Proxy/S-4 declared effective under the Securities Act as promptly as practicable after such filing (including by responding to comments of the SEC), (B) ensure that the Proxy/S-4 complies in all material respects with the applicable provisions of the Exchange Act and Securities Act, and (C) keep the Proxy/S-4 effective for so long as necessary to complete the Merger. Prior to the effective date of the Proxy/S-4, the Company and Parent shall also use their respective reasonable best efforts to satisfy all necessary state securities Laws or “blue sky” notice requirements in connection with the Merger and to consummate the Transactions and will pay all expenses incident thereto.
(i)    Each of Parent and the Company shall furnish all information concerning such person and its Affiliates as may be reasonably requested by the other and shall otherwise reasonably assist and cooperate with the other in connection with any such action and the preparation, filing and distribution of the Proxy/S-4, including the resolution of any comments in respect thereof received from the SEC. As promptly as practicable after the Proxy/S-4 shall have become effective, the Company shall cause the Proxy/S-4 to be mailed to its stockholders. Except in connection with any Adverse Recommendation Change (which the Company may include in the Proxy Statement and which Parent shall describe in the Form S-4 and Proxy/S-4 at the Company’s request) and other than pursuant to Rule 425 of the Securities Act with respect to releases made in compliance with Section 5.07, no filing of, or amendment or supplement to, the Proxy/S-4 will be made by Parent, and no filing of, or amendment or supplement to, the Proxy Statement will made by the Company, in each case without providing the other party a reasonable opportunity to review and comment thereon. If at any time prior to receipt of the Company Stockholder Approval any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which is required to be set forth in an amendment or supplement to the Proxy/S-4, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company. Parent shall notify the Company promptly of the time when the Proxy/S-4 has become effective or any supplement or amendment to the Proxy/S-4 has been filed, and of the issuance of any stop order or suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. The Company and Parent shall notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy/S-4 or for additional information and shall supply each other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy/S-4 or the Merger. The Company and Parent will cause the Proxy/S-4 to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder. Parent shall cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the New York Stock Exchange.
(j)    The Company shall, subject to applicable Law, the Company Certificate of Incorporation, the Company Bylaws and the rules of New York Stock Exchange, as promptly as practicable, postpone the currently scheduled annual meeting of Stockholders of the Company so as to constitute the Annual Meeting, and shall as promptly as practicable (and in no event more than 35 days after the Proxy/S-4 becomes effective), establish a record date for, duly call, give notice of, convene and hold such Annual Meeting, at which Annual Meeting the Company shall submit both (i) this Agreement to its stockholders for adoption and (ii) the April Proxy Proposals to its stockholders for adoption and/or approval, including for the purposes of obtaining the Company Stockholder Approval and the Company NYSE Stockholder Approval. Other than in the event the Board of Directors of the Company has made an Adverse Recommendation Change pursuant to Section 4.02(d), the Company shall, (x) make the Company Board Recommendations and include such recommendations in the Proxy Statement and (y) use reasonable best efforts to obtain from its stockholders the Company Stockholder Approval and the Company NYSE Stockholder Approval. Notwithstanding anything to the contrary contained in this Agreement, if (A) the Company is required to postpone or adjourn the Annual Meeting by applicable Law, order or a request from the SEC or its staff, (B) the Company reasonably believes that it will not receive proxies sufficient to obtain the Company Stockholder Approval or the Company NYSE Stockholder Approval, whether or not a quorum would be present, (C) the Company reasonably believes it will not have sufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Annual Meeting or (D) the Board of Directors of the Company determines, after receiving advice of outside counsel, that failure to postpone or adjourn the Company Stockholder Meeting would reasonably be expected to result in a violation of the fiduciary duties of the Board of Directors of the Company under applicable Law, including in order to give Stockholders of the Company sufficient time to evaluate any information or disclosure that the Company has sent to Stockholders of the Company or otherwise made available to Stockholders of the Company by issuing a press release, filing materials with the SEC or otherwise (including in connection with any Adverse Recommendation Change), the Company may postpone or adjourn, or make one or more successive postponements or adjournments of, the Annual Meeting as long as the date of the Annual Meeting is not postponed or adjourned more than an aggregate of 20 calendar days in connection with any postponement or adjournment in reliance on subsections (B) and (C) of this sentence. Without limiting the foregoing, in the event that during the five (5) Business Days prior to the date that the Annual Meeting is then scheduled to be held, the Company delivers a notice of an intent to make an Adverse Recommendation Change, the Company may, and Parent may direct the Company to, recess or adjourn the Annual Meeting for up to five (5) Business Days and the Company shall promptly, and, if so elected by Parent, in any event no later than the next Business Day, recess or adjourn the Annual Meeting in accordance with Parent’s direction.
(k)    Notwithstanding any Adverse Recommendation Change, the Company shall nonetheless submit this Agreement to the Company’s stockholders for adoption at the Annual Meeting unless this Agreement is terminated in accordance with Article VII prior to the Annual Meeting.
(l)    The Company hereby acknowledges that, pursuant to the Voting Agreements, each of the stockholders of the Company party thereto has irrevocably granted to and appointed Parent and up to three of Parent’s designated Representatives as such stockholder’s proxy to vote all of the Company Common Stock held by such stockholder at the Annual Meeting, solely on the matters and in the manner specified in such Voting Agreements. The Company further agrees that it shall recognize the grant of any such proxy and the exercise thereof by Parent or one of its designated representatives in accordance with the terms thereof at any meeting of the stockholders of the Company (including the Annual Meeting and any adjournment, reconvenement or postponement thereof), subject to applicable Law.

SECTION 5.02    Access to Information; Confidentiality.
(a)    From and after the date of this Agreement until the Effective Time and upon reasonable notice, (i) the Company shall, and shall cause its Subsidiaries to, (A) provide to Parent and Parent’s Representatives reasonable access at reasonable times to the officers, employees, agents, properties, offices and other facilities of the Company and its Subsidiaries and to the books and records thereof and (B) furnish promptly to Parent such information concerning the business, properties, contracts, assets, liabilities, capital stock, personnel and other aspects of the Company and its Subsidiaries as Parent or its Representatives may reasonably request, and (ii) Parent shall, and shall cause its Subsidiaries to, (A) provide to the Company and the Company’s Representatives reasonable access at reasonable times upon prior notice to the officers, employees, agents, properties, offices and other facilities of Parent and its Subsidiaries and to the books and records thereof (so long as such access does not unreasonably interfere with the operations of Parent) and (B) furnish promptly to the Company such information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of Parent and its Subsidiaries as the Company or its Representatives may reasonably request, in the case of the foregoing clauses (A) and (B) to the extent reasonably related to the prospective value of Parent Common Stock or to Parent’s ability to consummate the Transactions; provided, however, that no investigation pursuant to this Section 5.02 shall be deemed to modify any representation or warranty made by the Company or Parent; provided, further, that neither Parent nor the Company shall be required pursuant to this Section 5.02 to disclose any information to the extent that in the reasonable good faith judgment of such party (x) any applicable Law requires such party or its Subsidiaries to restrict or prohibit access to any such properties or information, (y) the information is subject to confidentiality obligations to a third party or (z) disclosure of any such information or document would violate or cause a default under, or give a third party the right to terminate or accelerate the rights under, any material Contract or result in the loss of attorney-client privilege; provided, further, that with respect to clauses (x) through (z) of this Section 5.02, Parent or the Company, as applicable, shall use its commercially reasonable efforts to (I) obtain the required consent of any such third party to provide such inspection or disclosure, (II) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to Parent and the Company and (III) in the case of clauses (x) and (z), utilize the procedures of a joint defense agreement or implement such other techniques if the parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege. Any access to the Company’s or Parent’s properties shall not unreasonably interfere with the operations thereon, shall be subject to the Company’s or Parent’s (as applicable) reasonable security measures and insurance requirements and shall not include the right to perform any “invasive” environmental testing.
(b)    To the extent that any of the information or material furnished pursuant to this Section 5.02 or otherwise in accordance with the terms of this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, the parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege.

All such information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine. All information obtained by the parties hereto pursuant to this Section 5.02 shall be kept confidential in accordance with the Confidentiality Agreement.
SECTION 5.03    Reasonable Best Efforts.
(a)    Upon the terms and subject to the conditions set forth in this Agreement, each of the parties hereto agrees to use its reasonable best efforts to, and shall cause their respective Affiliates to use reasonable best efforts to, take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions, including using reasonable best efforts to accomplish the following: (i) the taking of all acts necessary to cause the conditions to Closing to be satisfied as promptly as practicable, (ii) the taking of all actions necessary to comply with all orders, decrees and requests imposed by Governmental Entities in connection with the Transactions, (iii) the obtaining of all necessary actions or nonactions, waivers, consents, authorizations, orders and approvals from Governmental Entities and the making of all necessary registrations, declarations and filings (including filings under the HSR Act or foreign antitrust or competition Law (collectively, “Antitrust Laws”) applicable to the Transactions and other registrations, declarations and filings with, or notices to, Governmental Entities, (iv) the obtaining of consents, approvals and waivers from third parties reasonably requested by Parent to be obtained in connection with the Transactions; provided, however, that in no event shall any of the parties hereto or any of their respective Affiliates be required to (and in no event shall the Company or any of its Subsidiaries, without Parent’s prior written consent (not to be unreasonably withheld, conditioned or delayed)) make any payment to such third parties or concede anything of value in any case prior to the Effective Time in order to obtain any such consent, approval or waiver from any such third parties, (v) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement and (vi) as promptly as reasonably practicable following the receipt thereof and after consultation with the other party, respond to any formal or informal request for additional information or documentary material received by the Company, Parent or any of their respective Affiliates from any Governmental Entity in connection with the Transactions. In connection with and without limiting the foregoing, each of Parent and the Company and their respective Boards of Directors shall (A) take all action necessary to ensure that no state takeover statute is or becomes applicable to this Agreement, the Merger or any of the other Transactions and (B) if any Takeover Law becomes applicable to this Agreement, the Merger or any of the other Transactions, take all action necessary to ensure that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on this Agreement, the Merger and the other Transactions. No party hereto shall voluntarily extend any waiting period under the Antitrust Laws or enter into any agreement with any Governmental Entity to delay or not to consummate the Transactions except with the prior written consent of the other parties hereto (such consents not to be unreasonably withheld or delayed and which reasonableness shall be determined in light of each party’s obligation to use reasonable best efforts to do all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions).
(b)    Notwithstanding anything to the contrary contained in this Agreement, nothing in this Agreement will require or obligate Parent or any of its Affiliates to (and in no event shall any representation, warranty or covenant of Parent contained in this Agreement be breached or deemed breached as a result of the failure of Parent to): (i) agree to or otherwise become subject to any limitations by a Governmental Entity in connection with the application of Antitrust Laws on (A) the right of Parent effectively to control or operate its business (including the business of the Company and its Subsidiaries after the Effective Time) or assets (including the assets of the Company and its Subsidiaries after the Effective Time), or (B) the right of Parent to exercise full rights of ownership of its business (including the business of the Company and its Subsidiaries after the Effective Time) or assets (including the assets of the Company and its Subsidiaries after the Effective Time); (ii) agree or be required to sell or otherwise dispose of, hold (through the establishment of a trust or otherwise), or divest itself of all or any portion of the business, assets or operations of Parent or any of its Affiliates or the business, assets or operations of the Company or its Subsidiaries after the Effective Time; or (iii) defend through litigation any claims asserted under Antitrust Laws by any Governmental Entities relating to the consummation of the Transactions. With respect to any Governmental Entity, neither the Company nor its Subsidiaries shall, without Parent’s prior written consent in Parent’s sole discretion, discuss or commit to any divestiture transaction, or discuss or commit to alter any of their businesses or commercial practices in any way, or otherwise take or commit to take any action that limits Parent’s freedom of action with respect to, or Parent’s ability to retain any of the businesses, product or service lines or assets of, the Company or its Subsidiaries after the Effective Time, or otherwise limits Parent’s ability to receive the full benefits of this Agreement and the Transactions.
(c)    The parties to this Agreement shall, and shall cause their respective Affiliates, to keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement and work cooperatively in connection with obtaining the requisite approvals and consents, including: (i) promptly notify the other party or its outside counsel of any substantive communication from or with a Governmental Entity in connection with the Transactions; (ii) provide each other with copies of all correspondence, filings or communications received by any of their respective Representatives, on the one hand, from any Governmental Entity, on the other hand; (iii) provide each other copies and a reasonable opportunity to review and comment on any draft submissions, correspondence, and documents to be provided to any Governmental Entity; and (iv) furnish to the other party or its outside counsel all information within its possession that is required for any application or filing to be made by the other party pursuant to applicable Antitrust Law; provided, however, that materials may be restricted to distribution among outside counsel only or redacted (i) to remove references concerning the valuation of the Company and its Subsidiaries; (ii) as necessary to comply with contractual arrangements or applicable Laws; and (iii) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns. No party shall agree to participate in any substantive meeting, telephone call or discussion related to the Transactions with any Governmental Entity in respect of any filings, investigation (including any settlement of the investigation), litigation or other inquiry under any Antitrust Law unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate at such meeting, telephone call or discussion.
(d)    Each of Parent and the Company shall cooperate and use their reasonable best efforts in order for the Company and Parent, respectively, to obtain the opinion of outside counsel in form and substance reasonably acceptable to the Company and Parent, respectively, dated as of the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, for federal income tax purposes, the Merger and the Second Step Merger, considered together as a single integrated transaction, will constitute a “reorganization” within the meaning of Section 368(a) of the Code.
SECTION 5.04    Benefit Plans.
(a)    Following the Effective Time and until the first anniversary of the Closing Date, Parent shall provide, or shall cause the Surviving Corporation to provide, the individuals who are employed by the Company or any of its Subsidiaries immediately before the Effective Time (the “Company Employees”) and who continue employment during such time period with, at the election of Parent (i) compensation and benefits that are comparable in the aggregate to those provided to such Company Employees immediately prior to the Closing or (ii) compensation and benefits that are comparable in the aggregate to those provided to similarly situated employees of Parent and its Affiliates.
(b)    No provision of this Agreement shall be construed (i) as a guarantee of continued employment of any Company Employee, (ii) to prohibit Parent or the Surviving Corporation from having the right to terminate the employment of any Company Employee, (iii) to prevent the amendment, modification or termination of any Company Benefit Plan after the Closing (in each case in accordance with the terms of the applicable Company Benefit Plan) or (iv) as an amendment or modification of the terms of any Company Benefit Plan.
(c)    With respect to all plans maintained by Parent, the Surviving Corporation or their respective Subsidiaries in which the Company Employees are eligible to participate after the Closing Date (including any vacation, paid time-off and severance plans, but excluding any plan frozen to new participants or any defined benefit pension plan or any plan providing for post-retirement medical benefits), for purposes of determining eligibility to participate, level of benefits, and vesting, each Company Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer is recognized by the Company or such Subsidiary) shall be treated as service with Parent, the Surviving Corporation or any of their respective Subsidiaries, in each case, to the extent such service would have been recognized by the Company or its Subsidiaries under analogous Company Benefit Plans prior to the Effective Time; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits for the same period of service.
(d)    Without limiting the generality of Section 5.04(a), Parent shall use reasonable best efforts to cause to be waived any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Parent, the

Surviving Corporation or any of their respective Subsidiaries in which Company Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Benefit Plan immediately prior to the Effective Time. Parent shall recognize, or use reasonable best efforts to cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time.
(e)    If requested by Parent at least ten (10) Business Days prior to the Effective Time, the Company shall terminate any and all Company Benefit Plans intended to qualify under Section 401(k) of the Code, effective not later than the Business Day immediately preceding the Effective Time. In the event that Parent requests that such 401(k) plan(s) be terminated, the Company shall provide Parent with the evidence that such 401(k) plan(s) have been terminated pursuant to resolution of the Board of Directors of the Company (the form and substance of which shall be subject to review and approval by Parent) not later than two (2) Business Day(s) immediately preceding the Effective Time.
(f)    With respect to any Company Employee whose principal place of employment is outside of the United States, Parent’s obligations under this Section 5.04 shall be modified to the extent necessary to comply with applicable Law of the foreign countries and political subdivisions thereof in which such Company Employee primarily performs his or her duties.
(g)    Prior to the Closing, (i) the Company and its Subsidiaries shall comply with any Law or other legal requirement (whether statutory or pursuant to any written agreement with, or the constitution of, any works council or other employee body), to consult with any Company Employees, a relevant trade union, works council or any other employee representatives in connection with the Transactions and (ii) the Company and Parent shall use commercially reasonable efforts to provide any relevant, required information to, and undertake any required consultation with, representatives of Company Employees in a timely manner.
(h)    The provisions of this Section 5.04 are solely for the benefit of the parties to this Agreement, and no other person (including any Company Employee or any beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of this Agreement, and no provision of this Section 5.04 shall create such rights in any such persons.
SECTION 5.05    Indemnification, Exculpation and Insurance.
(a)    Until the sixth anniversary of the date on which the Effective Time occurs, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any person who is or prior to the Effective Time becomes, or has been at any time prior to the date of this Agreement, a director, officer, employee or agent (including as a fiduciary with respect to a Company Benefit Plan) of the Company, any of its Subsidiaries or any of their respective predecessors as provided in the Company Certificate of Incorporation, the Company Bylaws, the organizational documents of any Subsidiary of the Company or any indemnification agreement between a director, officer, employee or agent set forth in Section 5.05(a) of the Company Disclosure Letter (including as a fiduciary with respect to a Company Benefit Plan) of the Company or any of its Subsidiaries and the Company or any of its Subsidiaries (in each case, as in effect on the date hereof) shall survive the Merger and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such director, officer, employee or agent, and the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries, and any successors thereto, to) honor all such rights and fulfill in all respects their obligations in connection therewith.
(b)    Without limiting Section 5.05(a) or any rights of any director or officer of the Company or any of its Subsidiaries or any of their respective predecessors (each, an “Indemnified Party”) pursuant to any indemnification agreement, from and after the Effective Time, in the event of any threatened or actual claim, action, suit, proceeding or investigation (a “Claim”), whether civil, criminal or administrative, based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that the Indemnified Party is or was a director (including in a capacity as a member of any board committee) or officer of the Company, any of its Subsidiaries or any of their respective predecessors or (ii) this Agreement or any of the Transactions, whether in any case asserted or arising before or after the Effective Time, Parent and the Surviving Corporation shall, jointly and severally, indemnify and hold harmless, as and to the fullest extent that the Company would have been permitted by the Laws of the State of Delaware, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent that the Company would have been permitted by the Laws of the State of Delaware, provided, that the person to whom expenses are advanced shall provide an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification), judgments, fines and amounts paid in settlement of or in connection with any such threatened or actual Claim. None of Parent or the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any threatened or actual Claim for which indemnification would reasonably be expected to be sought by an Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Claim or such Indemnified Party otherwise consents in writing to such settlement, compromise or consent. Parent and the Surviving Corporation shall cooperate with an Indemnified Party in the defense of any matter for which such Indemnified Party could seek indemnification hereunder. Parent’s and the Surviving Corporation’s obligations under this Section 5.05(b) shall continue in full force and effect for a period of six years from the Effective Time; provided, however, that all rights to indemnification in respect of any Claim asserted or made within such period shall continue until the final disposition of such Claim.
(c)    The Company shall obtain, at or prior to the Effective Time, prepaid (or “tail”) directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time for six years from the Effective Time, covering each Indemnified Party on terms with respect to such coverage and amounts no less favorable than those of such policies in effect on the date of this Agreement; provided, however, that, without the prior written consent of Parent, the Company may not expend therefor in excess of 300% of the amount (the “Annual Amount”) paid by the Company for coverage for the most recently completed 12‑month period prior to the date of this Agreement (such amount, equal to 300% of the annual amount, the “D&O Tail Premium Cap”). In the event the Company does not obtain such “tail” insurance policies or such policies for any reason become unavailable or unenforceable, then, for a period of six years from the Effective Time, Parent shall maintain in effect the Company’s current directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time, covering each Indemnified Party on terms with respect to such coverage and amounts no less favorable than those of such policies in effect on the date of this Agreement; provided, however, that (i) Parent may substitute therefor policies of a reputable and financially sound insurance company containing terms, including with respect to coverage and amounts, no less favorable to any Indemnified Party and (ii) in satisfying its obligation under this Section 5.05(c), Parent shall not be obligated to pay for coverage for any 12-month period aggregate premiums for insurance in excess of the D&O Tail Premium Cap, it being understood and agreed that Parent shall nevertheless be obligated to provide such coverage as may be obtained for the Annual Amount.
(d)    In the event that Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a substantial portion of its properties and other assets to any person, or if Parent dissolves the Surviving Corporation, then, and in each such case, Parent shall cause proper provision to be made so that the applicable successors and assigns or transferees expressly assume the obligations set forth in this Section 5.05. Parent hereby expressly undertakes to assume the obligations set forth in this Section 5.05 as the successor to the Surviving Corporation in the Second Step Merger.
(e)    The provisions of this Section 5.05 are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Contract or otherwise. The obligations of the Parent and the Surviving Corporation under this Section 5.05 will not be terminated or modified in such a manner as to adversely affect any Indemnified Party without the written consent of such Indemnified Party. The rights of the Indemnified Parties (and other persons who are beneficiaries under the “tail” policy referred to in Section 5.05(c) (and their heirs and representatives)) under this Section 5.05 shall be in addition to, and not in substitution for, any other rights that such persons may have under the certificates of incorporation, bylaws or other equivalent organizational documents, any and all indemnification agreements of or entered into by the Company or any of its Subsidiaries, or applicable Law (whether at law or in equity). Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.05 is not prior to or in substitution for any such claims under such policies.
SECTION 5.06    Fees and Expenses.

(a)    Except as provided in Section 5.06(b), all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such fees or expenses, whether or not the Transactions are consummated.
(b)    In the event that:
(i)    (A) after the date of this Agreement, and prior to the Termination of this Agreement, a Takeover Proposal shall have been made to the Company or any of its Subsidiaries, or a Takeover Proposal was made directly to the stockholders of the Company generally, or an intention (whether or not conditional) to make such Takeover Proposal was publicly announced or such Takeover Proposal had otherwise become publicly known (B) thereafter, this Agreement is terminated (1) by Parent or the Company pursuant to Section 7.01(b)(iii) but solely to the extent prior to the termination of this Agreement a Takeover Proposal was publicly announced or a Takeover Proposal had otherwise become publicly known, or if a Takeover Proposal has not been publicly announced or otherwise publicly known or an Adverse Recommendation Change shall have been made for any reason, (2) by Parent or the Company pursuant to Section 7.01(b)(i) (but only if the Annual Meeting has not been held by the Outside Date and at the time of such termination the Proxy/S-4 had been declared effective by the SEC (unless the failure to be declare effective was the result of any breach of this Agreement by the Company)), or (3) by Parent pursuant to Section 7.01(c) and (C) within twelve months after such termination, the Company enters into a definitive agreement to consummate a Takeover Proposal or consummates any Takeover Proposal; or
(ii)    this Agreement is terminated by Parent pursuant to Section 7.01(e); or
(iii)    this Agreement is terminated by the Company pursuant to Section 7.01(f):

then, in each case, the Company shall pay Parent or its designee(s) an aggregate fee equal to the Company Termination Fee by wire transfer of same-day funds (1) in the case of a payment required by clause (i) above, on the earlier of date of entry into a definitive agreement or consummation referred to in clause (i)(C) (reduced as set forth in Section 5.06(c) below by any Expense Reimbursement paid pursuant to Section 5.06(c) below), (2) in the case of a payment required by clause (ii) above, within three (3) Business Days of the date of termination of this Agreement and (3) in the case of a payment required by clause (iii) above, contemporaneous with such termination of this Agreement, it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion. For purposes of Section 5.06(b)(i) only, the term “Takeover Proposal” shall have the meaning assigned to such term in Section 4.02(a), except that all references to 15% and 85% therein shall be deemed to be references to 50.1% and 49.9%, respectively.
(a)    In the event that clauses (A) and (B) of Section 5.06(b)(i) apply, the Company shall promptly, and in no event later than two days after being notified of such by Parent, pay to Parent, by wire transfer of immediately available funds, all of the documented out-of-pocket expenses, including those of the Exchange Agent and its Representatives, incurred by Parent or Sub in connection with this Agreement and the Transactions up to a maximum of $2,000,000 (the “Expense Reimbursement”). In the event any Company Termination Fee is payable after the time the Company pays any Expense Reimbursement pursuant to this Section 5.06(c), the amount of the Company Termination Fee payable by the Company shall be reduced by such Expense Reimbursement amount actually paid to Parent.
(b)    Each of the Company, Parent and Sub acknowledges and agrees that (i) the agreements contained in this Section 5.06 are an integral part of the Transactions (ii) each of the Company Termination Fee and the Expense Reimbursement is not a penalty, but is liquidated damages, in a reasonable amount that will compensate Parent in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transaction, which amount would otherwise be impossible to calculate with precision, (iii) in the event Parent receives the full Company Termination Fee or Expense Reimbursement, as applicable, Parent and Sub shall be precluded from any other remedy against the Company or its Subsidiaries, at law or in equity or otherwise, and neither Parent nor Sub shall seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Company or any of the Company’s Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, stockholders or Affiliates or their respective Representatives in connection with this Agreement or the Transactions contemplated hereby and (iv) without these agreements, Parent and Sub would not have entered into this Agreement; accordingly, if a court of competent jurisdiction ultimately determines the Company failed promptly to pay any amount due pursuant to Section 5.06(b) or 5.06(c), and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the payment set forth in Section 5.06(b) or 5.06(c), the Company shall pay to Parent, Parent’s costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of such amount from the date such payment was required to be made until the date of payment at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made, or such lesser rate as is the maximum permitted by applicable Law.
SECTION 5.07    Public Announcements. The parties agree that the initial press release to be issued with respect to the Transactions shall be in the form heretofore agreed to by the parties. From the date of such announcement through the Closing Date, and so long as this Agreement is in effect, none of the Company, Parent or Sub shall issue or cause the publication of any public press release or other public announcement concerning the Transactions without the prior consultation and consent of the other parties hereto (which consent shall not be unreasonably withheld or delayed), except as may be required by applicable Law, court process or the rules and regulations of any national securities exchange or national securities quotation system and except for any matters referred to in Section 4.02.
SECTION 5.08    Rule 16b-3. Prior to the Effective Time, each of Parent and the Company shall take such steps as may be reasonably necessary or advisable to cause dispositions of Company equity securities (including derivative securities) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) pursuant to the

Transactions by each individual who is a director or officer of the Company subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.
SECTION 5.09    Parent Consent. Immediately following the execution of this Agreement, Parent shall execute and deliver, in accordance with Section 228 of the DGCL and in its capacity as the sole stockholder of Sub, a written consent adopting the Agreement.
SECTION 5.10    Sub and Surviving Corporation Compliance. Parent shall cause Sub or the Surviving Corporation, as applicable, to comply with all of its respective obligations under this Agreement and Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.
SECTION 5.11    Stock Exchange De-listing. Each of the parties agrees to take, or cause to be taken, all actions reasonably necessary prior to the Effective Time to cause the Company’s securities to be de-listed from the New York Stock Exchange and de-registered under the Exchange Act as soon as reasonably practicable following the Effective Time.
SECTION 5.12    Litigation Cooperation.
(a)     The Company shall give Parent the opportunity to participate in the defense or settlement of any securityholder litigation against the Company and/or its directors relating to the Transactions, subject to a customary joint defense agreement, and no such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).
(b)    The Company shall keep Parent reasonably informed of (i) the timing and significant topics covered in any material negotiations or discussions in which it participates with any plaintiff (or any such plaintiff’s representatives, other than discussions solely between outside counsel that do not contain settlement proposals by the Company) related to the potential settlement of, or (ii) any settlement proposals in respect of, material communications received from the plaintiffs in connection with or rulings or orders by any courts of competent jurisdiction related to, the proceedings set forth on Section 5.12 of the Company Disclosure Letter (the “Scheduled Litigation”).
SECTION 5.13    Company Stock Options and Company Restricted Stock Units.
(a)    At the Effective Time, each Company Stock Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested (each, an “Assumed Option”), shall be automatically converted into and become an option to purchase Parent Common Stock, and Parent shall assume such Company Stock Option in accordance with the terms (as in effect immediately prior to the Effective Time) of the applicable Company Stock Plan and the terms of the stock option agreement, employment agreement or other agreement by which such Company Stock Option is evidenced. All rights with respect to Company Common Stock under Company Stock Options assumed by Parent shall thereupon be converted into options with respect to Parent Common Stock. Accordingly, from and after the Effective Time: (A) each Company Stock Option assumed by Parent may be exercised solely for shares of Parent Common Stock; (B) the number of shares of Parent Common Stock subject to each Assumed Option shall be equal to the product of (x) the number of shares of Company Common Stock underlying such Assumed Option as of immediately prior to the Effective Time multiplied by (y) the Aggregate Exchange Ratio (with such resulting number, in the event a fractional share results, rounded down to the nearest whole share); (C) the per share exercise price of each Assumed Option shall be determined by dividing the per share exercise price of Company Common Stock subject to such Company Stock Option, as in effect immediately prior to the Effective Time, by the Aggregate Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent; and (D) except as provided in the foregoing clauses (A), (B) and (C), any restriction on the exercise of any Company Stock Option assumed by Parent shall continue in full force and effect and the term, exercisability, vesting schedule, terms of acceleration and all other provisions of such Company Stock Option shall remain subject to the same terms and conditions set forth in the applicable Company Stock Plan and the applicable stock option agreement, employment agreement or other agreement evidencing such Company Stock Option immediately prior to the Effective Time; provided, however, that the Board of Directors of the Parent or a committee thereof shall succeed to the authority and responsibility of the Board of Directors of the Company or any committee thereof with respect to each Company Stock Option assumed by Parent.
(b)    At the Effective Time, each Company Restricted Stock Unit that remains unvested as of the Effective Time (each, an “Assumed Company Restricted Stock Unit”) shall be converted automatically into a restricted stock unit with respect of the number of shares of Parent Common Stock equal to the product of (x) the number of shares of Company Common Stock underlying such Assumed Company Restricted Stock Unit as of immediately prior to the Effective Time multiplied by (y) the Aggregate Exchange Ratio (with such resulting number, in the event a fractional share results, rounded down to the nearest whole share), and shall remain subject to the same terms and conditions set forth in the applicable Company Stock Plan and the applicable restricted stock unit agreement, employment agreement or other agreement evidencing such Company Restricted Stock Unit immediately prior to the Effective Time, including the vesting conditions and terms of acceleration. Notwithstanding anything to the contrary contained in this Section 5.13(b) or elsewhere in this Agreement, each Company Restricted Stock Unit that is vested as of the Effective Time and, pursuant to the terms of the applicable restricted stock unit agreement, employment agreement or other agreement evidencing such Company Restricted Stock Unit, would otherwise be paid to the holder in shares of Company Common Stock upon or by reference to a Change in Control (as defined in such restricted stock unit agreement, employment agreement or other agreement), shall be paid or deemed paid in shares of Company Common Stock immediately prior to the Effective Time, and the holder thereof shall thereupon be entitled to receive the consideration set forth in Section 2.01(c) with respect to each such share of Company Common Stock on the terms and conditions set forth therein.
(c)    Parent shall file with the SEC, no later than twenty (20) days after the date on which the Merger becomes effective, a registration statement on Form S-8, if available for use by Parent, relating to the shares of Parent Common Stock issuable with respect to the Company Stock Options assumed by Parent in accordance with Section 5.13(a) and the Company Restricted Stock Units converted in accordance with Section 5.13(b), and Parent shall maintain the effectiveness of the registrations statement while any such assumed Company Stock Options and Company Restricted Stock Units remain outstanding.
(d)    Prior to the Effective Time, the Company, the Board of Directors of the Company or any committee thereof shall take any actions that are reasonably necessary (under the Company Stock Plan and otherwise) to effectuate the provisions of this Section 5.13.
SECTION 5.14    Company Warrants and Convertible Notes.
(a)    The parties acknowledge and agree that the Merger will constitute a Fundamental Change, as such term is defined in the Indenture, for purposes of the Indenture. The Company shall issue timely all notices in accordance with the Indenture, and take all actions required under the Indenture in connection with the Transactions prior to the Closing. Parent shall have an opportunity to review such notices prior to their issuances. In the event the Company determines that any such notice constitutes a pre-commencement tender offer communication, the Company shall cause such communication to be filed with the SEC under a form Schedule TO. As promptly as practicable after the execution of this Agreement, Parent shall prepare supplemental indentures in respect of the Merger and the Second Step Merger (the “Supplemental Indentures”) as required by Section 11.01 and Section 14.09 of the Indenture and the Company shall have an opportunity to review such Supplemental Indentures a reasonable time prior to the Closing Date. On the Closing Date, Parent, Merger Sub, the Company and the guarantors from time to time party to the Indenture shall execute with the trustee of the Indenture the Supplemental Indentures, effective as of the Effective Time, and deliver any required certificates, legal opinions and other documents required by the Indenture to be delivered in connection with the Supplemental Indentures.
(b)    The parties acknowledge and agree that the Merger will constitute a Fundamental Transaction as defined in the Warrants of the Company issued December 12, 2014 (the “Issued Warrants”) for purposes of the Issued Warrants. The Company shall issue timely notices to the holders of the Issued Warrants as to the record date for determining rights to vote with respect to the Merger, and the Company shall otherwise take all actions required by the Issued Warrants in connection with the Transactions. Parent shall have an opportunity to review such notices prior to their issuances. Pursuant to Section 4(b) of the Issued Warrants, the Issued Warrants will be deemed to have been automatically exercised pursuant to Section 1(c) thereof prior to the Effective Time and the parties agree that the shares of Company Common Stock (if any) issuable as a result of such deemed exercise shall be deemed issued and outstanding immediately prior to the Effective Time for purposes of Section 2.01(c) hereof and the shares of Parent Common Stock issued in exchange for such shares pursuant to the Merger shall be registered pursuant to an effective registration statement pursuant to the Form S-4 as contemplated by Section 5.04.
(c)    Prior to the Effective Time, the Company may amend any one or more of the Issued Warrants to delete the first two sentences of Section 1(d)(1) thereof or otherwise make them inapplicable to any exercise or deemed exercise in connection with or as a result of the Merger. Parent shall have an opportunity to review and consent to such proposed amendments prior to their effective date (such consent not to be unreasonably withheld, conditioned or delayed).

ARTICLE VI
CONDITIONS PRECEDENT
SECTION 6.01    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or (to the extent permitted by Law) written waiver (signed by each party hereto) at or prior to the Effective Time of the following conditions:
(a)    Stockholder Approval. The Company Stockholder Approval shall have been obtained.
(b)    Regulatory Approvals. The waiting period applicable to the consummation of the Merger under the HSR Act (or any extension thereof) shall have expired or early termination thereof shall have been granted and the Consents required to be obtained under any other Antitrust Laws of those Governmental Entities set forth on Schedule 6.01 shall have been obtained and be in full force and effect (the “Regulatory Approvals”).
(c)    No Injunctions or Restraints. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law, injunction, order or other judgment, in each case whether temporary, preliminary or permanent, that is in effect and restrains, enjoins or otherwise prohibits the consummation of the Transactions (collectively, “Restraints”).
(d)    Form S-4. The Proxy/S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.
(e)    Stock Exchange Listing. The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.
SECTION 6.02    Conditions to Obligations of Parent and Sub. The obligations of Parent and Sub to effect the Merger are further subject to the satisfaction or (to the extent permitted by Law) waiver at or prior to the Effective Time of the following conditions:
(a)    Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 3.01(c)(i) (Capital Structure) and Section 3.01(q) (Voting Requirements) shall be true and correct as of the date hereof and as of the Closing Date as though made on such date (in each case except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), except for any failures to be true and correct that would not, individually or in the aggregate, increase the aggregate Merger Consideration payable to holder of Company Common Stock and Company Warrants pursuant to Section 2.01, and to holders of Company Options and Company Restricted Stock Units pursuant to Section 5.13, by more than ½ of one percent (0.5%), (ii) the representations and warranties of the Company set forth in the first sentence of Section 3.01(a) (Organization, Standing and Corporate Power), Section 3.01(b) (Subsidiaries), Section 3.01(d)(i) (Authority; Noncontravention), Section 3.01(r) (State Takeover

Statutes) and Section 3.01(s) (Brokers and Other Advisors) of this Agreement shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on such date (in each case except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such earlier date) and (iii) each of the other representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein, but not disregarding, for the avoidance of doubt, dollar thresholds) as of the date hereof and as of the Closing Date as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), except, solely in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by the chief financial officer of the Company to such effect.
(b)    Performance of Obligations of the Company. The Company shall have, in all material respects, performed or complied with all obligations required to be performed or complied with by it under this Agreement by the time of the Closing, and Parent shall have received a certificate signed on behalf of the Company by the chief financial officer of the Company to such effect.
(c)    No Material Adverse Effect. After the date of this Agreement, there shall not have occurred any change, effect, event, occurrence or circumstance that, individually or in the aggregate, has resulted in a Material Adverse Effect that is continuing.
(d)    Company NYSE Stockholder Approval. The Company NYSE Stockholder Approval shall have been obtained.
(e)    Tax Opinion. The Parent shall have received a legal opinion of outside counsel to the Parent, dated as of the Closing Date, to the effect that the Merger, and the Second Step Merger, considered together as a single integrated transaction, will constitute a reorganization within the meaning of Section 368(a) of the Code. Such counsel shall be entitled to rely upon representation letters from each of Parent, the Company and others, in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated as of the date of such opinion.
SECTION 6.03    Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction or (to the extent permitted by Law) waiver at or prior to the Effective Time of the following conditions:
(a)    Representations and Warranties. (i) The representations and warranties of Parent and Sub set forth in Section 3.02(b)(i) and (iii) (Capital Structure) and Section 3.02(n) (Financial Capability) shall be true and correct as of the date hereof and as of the Closing Date as though made on such date (in each case except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date) other than, in the case of Section 3.02(b), for inaccuracies that are de minimis in the aggregate, (ii) the representations and warranties of Parent and Sub set forth in the first sentence of Section 3.02(a) (Organization, Standing and Corporate Power), Section 3.02(c)(i) (Authority; Noncontravention), Section 3.02(k) (Voting Requirements) and Section 3.02(l) (Brokers and Other Advisors) of this Agreement shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such earlier date) and (iii) each of the other representations and warranties of Parent and Sub set forth in this Agreement shall be true and correct in all respects (disregarding all qualifications or limitations as to “materiality”, “Parent Material Adverse Effect” and words of similar import set forth therein, but not disregarding, for the avoidance of doubt, dollar thresholds) as of the date hereof and as of the Closing Date as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), except, solely in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The Company shall have received a certificate signed on behalf of Parent by an executive officer thereof to such effect.
(b)    Performance of Obligations of Parent and Sub. Each of Parent and Sub shall have, in all material respects, performed or complied with all obligations required to be performed or complied with by it under this Agreement by the time of the Closing, and the Company shall have received a certificate signed on behalf of Parent by an executive officer thereof to such effect.
(c)    No Parent Material Adverse Effect. After the date of this Agreement, there shall not have occurred any change, effect, event, occurrence or circumstance that, individually or in the aggregate, has resulted in a Parent Material Adverse Effect that is continuing.
(d)    Tax Opinion. The Company shall have received a legal opinion of outside counsel to the Company, dated as of the Closing Date, to the effect that the Merger and the Second Step Merger, considered together as a single integrated transaction, will constitute a reorganization within the meaning of Section 368(a) of the Code. Such counsel shall be entitled to rely upon representation letters from each of Parent, the Company and others, in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated as of the date of such opinion.
SECTION 6.04    Frustration of Closing Conditions. None of the Company, Parent or Sub may rely on the failure of any condition set forth in Section 6.01, 6.02 or 6.03, as the case may be, to be satisfied if such failure was caused by such party’s (or (a) in the case of Parent, Sub’s, and (b) in the case of Sub, Parent’s) breach of, or failure to perform, any of its obligations under this Agreement.
ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER

SECTION 7.01    Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval (except as indicated in Section 7.01(e) and Section 7.01(f)), by delivery of written notice to the other parties hereto under the following circumstances:
(f)    by mutual written consent of Parent and the Company;
(g)    by either of Parent or the Company:
(i)    if the Merger shall not have been consummated on or before November 30, 2015 (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.01(b)(i) shall not be available to any party if the failure of such party (and in the case of Parent, Sub) to perform any of its obligations under this Agreement has been a principal cause of or resulted in the failure of the Merger to be consummated on or before such date;
(ii)    if any Restraint imposed by a Governmental Entity of competent jurisdiction having any of the effects set forth in Section 6.01(c) is in effect and shall have become final and nonappealable and shall prohibit (and with respect to any Restraint that is a Law, shall permanently prohibit) the consummation of the Transactions; provided, however, that a party may not terminate this Agreement pursuant to this Section 7.01(b)(ii) if such party (and in the case of Parent, Sub) has not complied in all material respects with its obligations under Section 5.03; or
(iii)    if the Annual Meeting, as adjourned or postponed from time to time, shall have been held, proposals to obtain the Company Stockholder Approval and the Company NYSE Stockholder Approval shall have been submitted to the stockholders of the Company for approval at such Annual Meeting, and the Company Stockholder Approval or the Company NYSE Stockholder Approval shall not have been obtained thereat;
(h)    by Parent, if the Company shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.02(a) or 6.02(b) and (ii) is incapable of being cured prior to the Outside Date, or is not cured, by the earlier of (x) 30 calendar days following receipt of a written notice from Parent of such breach or failure and (y) the Outside Date; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(c) if either Parent or Sub is then in material breach of any of its representations, warranties, covenants or agreements hereunder;
(i)    by the Company, if Parent or Sub shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.03(a) or 6.03(b) and (ii) is incapable of being cured prior to the Outside Date, or is not cured, by the earlier of (x) 30 calendar days following receipt of a written notice from the Company of such breach or failure and (y) the Outside Date; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.01(d) if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder;
(j)    by Parent, at any time prior to the receipt of the Company Stockholder Approval, in the event that (i) the Board of Directors of the Company shall have failed to include the Company Board Recommendations in the Proxy Statement or shall have effected an Adverse Recommendation Change or (ii) the Company shall have breached Section 4.02 in any material respect; and
(k)    by the Company, at any time prior to the receipt of the Company Stockholder Approval, in the event that the Board of Directors of the Company shall have effected an Adverse Recommendation Change in respect of a Superior Proposal in compliance with the terms of Section 4.02(d), and substantially simultaneously with such termination enters into a definitive agreement with respect to such Superior Proposal.
SECTION 7.02    Effect of Termination. In the event of termination of this Agreement as provided in Section 7.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Sub or the Company, other than the provisions of the last sentence of Section 5.02, Section 5.06, this Section 7.02 and Article VIII, which provisions shall survive such termination, and there shall be no liability on the part of Parent, Sub, the Company or their respective directors, officers and Affiliates; provided, however that (a) nothing herein shall relieve the Company, Parent or Sub from liability for any willful and material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, or any fraud committed in connection with this Agreement or any of the transactions contemplated hereby, and the aggrieved party with respect thereto will be entitled to all rights and remedies available at law or in equity and (b) the Confidentiality Agreement shall survive such termination in accordance with its terms.
SECTION 7.03    Notice of Termination. A party terminating this Agreement pursuant to Section 7.01 (other than Section 7.01(a)) shall deliver a written notice to the other party setting forth the specific basis for such termination and the specific provision of Section 7.01 pursuant to which this Agreement is being terminated.
SECTION 7.04    Amendment. This Agreement may be amended by the parties hereto at any time before or after receipt of the Company Stockholder Approval; provided, however, that after such approval has been obtained, there shall be made no amendment that by Law requires further approval by the stockholders of the Company without such approval having been obtained. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
SECTION 7.05    Extension; Waiver. At any time prior to the Effective Time, the Parent, Sub and the Company may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) to the extent permitted by Law, waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) subject to the proviso to the first sentence of Section 7.04 and to the extent permitted by Law, waive compliance with any of the agreements or conditions contained herein.

Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.
ARTICLE VIII
GENERAL PROVISIONS
SECTION 8.01    Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.
SECTION 8.02    Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally, faxed (with confirmation), electronically mailed in portable document format (PDF) (with confirmation) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):
if to Parent or Sub, to:
Ciena Corporation
7035 Ridge Road
Hanover, Maryland 21076
Fax No.: (410) 865-8001
Attention: David M. Rothenstein
Email: drothens@ciena.com
with copies to (which shall not constitute notice):
Hogan Lovells US LLP
875 Third Avenue
New York, New York 10022
Fax No.: (212) 918-3100
Attention: Michael J. Silver
Email: michael.silver@hoganlovells.com
Attention: William I. Intner
Email: william.intner@hoganlovells.com
if to the Company, to:
Cyan, Inc.
1383 North McDowell Boulevard, Suite 300
Petaluma, California 94954
Attention: General Counsel
Email: ken.siegel@cyaninc.com

with a copy to (which shall not constitute notice):
Wilson Sonsini Goodrich & Rosati P.C.
One Market Plaza
Spear Tower, Suite 3300
San Francisco, CA 94105-1126
Attention: Mike Ringler and Brian Keyes
Facsimile No.: 415.947.2099
Email: mringler@wsgr.com and bkeyes@wsgr.com
SECTION 8.03    Definitions. For purposes of this Agreement:
“Acceptable Confidentiality Agreement” means a confidentiality agreement that is either (i) in effect as of the execution and delivery of this Agreement and containing provisions that require any counterparty thereto (and any of its Affiliates and representatives named therein) that receives material non-public information of or with respect to the Company or any of its Subsidiaries to keep such information confidential, or (ii) executed, delivered and effective after the execution and delivery of this Agreement and containing provisions that require any counterparty thereto (and any of its Affiliates and representatives named therein) that receives material non-public information of or with respect to the Company or any of its Subsidiaries to keep such information confidential and containing confidentiality provisions no less favorable to the Company, in the aggregate and in any material respect, than those set forth in the Confidentiality Agreement, except that such confidentiality agreement need not prohibit, directly or indirectly, the making of a Takeover Proposal and will permit the sharing of information by the Company to Parent in accordance with Section 4.02 of this Agreement;
an “Affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person. For purposes of determining whether a person is an Affiliate, the term “control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through ownership of securities, contract or otherwise;
“Business Day” means any day on which banks are not required or authorized to be closed in New York, New York or San Francisco, California;
“Cash Percentage” means 11%, as such percentage may be adjusted pursuant to Section 2.01(g);
“Closing Parent Stock Price” means the volume weighted average price per share of Parent Common Stock on the New York Stock Exchange (as reported by Bloomberg LP or, if not reported therein, in another authoritative source mutually selected by the parties) on the last trading day immediately prior to the Closing (including, if the Closing occurs on a trading day but following the close of trading on such day, such trading day).
“Commonly Controlled Entity” means any person or entity that, together with the Company or any Subsidiary of the Company, is treated as a single employer under Section 414 of the Code;
“Company Benefit Plan” means any (i) pension plan (as defined in Section 3(2) of ERISA) or post-retirement or employment profit-sharing, insurance, health, medical or fringe plan, program,

policy or arrangement, (ii) “employee benefit plan” (within the meaning of Section 3(3) of ERISA), (iii) bonus, incentive or deferred compensation or equity or equity-based compensation plan, program, policy or arrangement (including the Company Stock Plans), (iv) severance, change in control, employment, consulting, retirement, retention or termination plan, program, agreement, policy or arrangement or (v) other compensation or benefit plan, program, agreement, policy, practice, contract, arrangement or other obligation, whether or not in writing and whether or not subject to ERISA, in each case, sponsored, maintained, contributed to or required to be maintained or contributed to by the Company, any of its Subsidiaries or any other Commonly Controlled Entity (A) for the benefit of any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries or (B) under which the Company or any Commonly Controlled Entity had or have any present or future liability, other than any (x) “multiemployer plan” (within the meaning of Section 3(37) of ERISA) or (y) plan, program, policy or arrangement mandated by applicable Laws;
“Company Convertible Notes” mean the Company’s 8.0% Convertible Senior Secured Notes due 2019;
“Company Disclosure Letter” means the letter dated as of the date of this Agreement delivered by the Company to Parent and Sub;
“Company Intellectual Property” means all Intellectual Property that is owned or purported to be owned by the Company or any of its Subsidiaries, including Company Registered IP;
“Company Products” means each product (including any software product) or service developed, manufactured, sold, licensed, leased or delivered by the Company or any of its Subsidiaries;
“Company Registered IP” means all of the Registered IP in effect and owned by or filed in the name of the Company or any of its Subsidiaries;
“Company Stock Plans” means the Company’s 2006 Stock Plan and the Company’s 2013 Equity Incentive Plan;
“Company Termination Fee” means $15,000,000.
“Confidentiality Agreement” means the confidentiality agreement dated as of April 8, 2015, between Parent and the Company (as such agreement may be amended from time to time);
“Consents” means all notices, reports and other filings required to be made prior to the Effective Time by the Company, Parent or any of their respective Subsidiaries with, and all consents, registrations, approvals, permits, expirations of waiting periods and authorizations required to be obtained prior to the Effective Time by the Company, Parent or any of their respective Subsidiaries, under any Antitrust Law in connection with the execution and delivery of the Agreement and the consummation of the Transactions;
“Contract” means any contract, license, lease, sublease, indenture, note, bond mortgage or other legally binding agreement, instrument or obligation, whether written or unwritten;
“Environmental Law” means any Law relating to pollution or protection of the environment or natural resources, including ambient air, soil, surface water or groundwater, natural resources or, (only as it relates to the exposure to Hazardous Materials) human health and safety;

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended;
“Government Official” means any official, officer, employee, or representative of, or any person acting in an official capacity for or on behalf of, any Governmental Entity, and includes any official or employee of any directly or indirectly government-owned or -controlled entity, and any officer or employee of a public international organization, as well as any person acting in an official capacity for or on behalf of any such government or department, agency, or instrumentality, or for or on behalf of any such public international organization;
“Hazardous Materials” means any substance, waste or material listed, defined or regulated as “hazardous”, “toxic”, “pollutant” or “contaminant”, “radioactive” or otherwise because of its deleterious characteristics, under any applicable Environmental Law currently in effect, including petroleum, petroleum products, pesticides, dioxin, polychlorinated biphenyls, medical waste, biological hazards, asbestos and asbestos-containing materials and materials regulated under the Waste Electrical and Electronic Equipment (WEEE) and Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (RoHS) regulations of the European Union;
“Indenture” means the Indenture, dated as of December 12, 2014, by and between the Company and U.S. Bank National Association, as supplemented by that certain First Supplemental Indenture, dated as of April 27, 2015, by and between the Company and U.S. Bank National Association;
“Intellectual Property” means any and all intellectual property rights in any jurisdiction throughout the world in or arising out of: (i) United States, international and foreign patents and applications therefor and all reissues, divisions, divisionals, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and all patents, applications, documents and filings claiming priority to or serving as a basis for priority thereof as well as all rights in inventions (whether or not patentable or reduced to practice); (ii) trade secrets and confidential and proprietary information; (iii) all copyrights, works of authorship, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world; (iv) rights in mask works; (v) rights in all trade names, trade dress, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world; (vi) all databases and all rights therein throughout the world; (vii) all moral and economic rights of authors and inventors, however denominated, throughout the world; (viii) all Web addresses, sites and domain names and numbers; and (ix) any similar or equivalent rights to any of the foregoing anywhere in the world;
“Intervening Event” means a material event, fact, occurrence or circumstance that (a) was not known to any member of the Board of Directors of the Company or any committee thereof as of or prior to the date of this Agreement and (b) becomes known to the Board of Directors of the Company or any committee thereof prior to the Effective Time and (c) does not relate to any Takeover Proposal or any inquiry, offer or proposal that would reasonably be expected to lead to a Takeover Proposal;
“IT Assets” means all hardware, Software (in both object and source code form), firmware, networks, equipment, computer systems and connecting media and related infrastructure owned or operated (other than as a user of a commercial service that is controlled or operated by a third party)

by the Company or any of its Subsidiaries in support of their respective product, services and business operations;
“Knowledge” means (i) with respect to the Company, the actual knowledge, or that which would or should have been known after reasonable inquiry, of any of the persons set forth in Section 8.03 of the Company Disclosure Letter and (ii) with respect to Parent or Sub, the actual knowledge, or that which would or should have been known after reasonable inquiry, of any of the persons set forth in Section 8.03 of the Parent Disclosure Letter;
“Licensed Intellectual Property” means Intellectual Property that the Company or any of its Subsidiaries is licensed to use under any Contract, excluding Publicly Available Software;
“Material Adverse Effect” means any change, effect, event, occurrence, circumstance or state of facts that, with all other changes, effects, events, occurrences, circumstances or states of fact, (1) that is or would reasonably likely be expected to be materially adverse to the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole or (2) that prevents or materially impairs or materially delays the ability of the Company to consummate the Merger or the other Transactions; other than with respect to clauses (1) and (2) above, any change, effect, event, occurrence, circumstances or state of facts to the extent relating to (i) the economy or political conditions in general, (ii) the industries in which the Company and its Subsidiaries operates, including, changes in the use, adoption or non-adoption of technologies or industry standards, (iii) the securities, credit, financial or other capital markets generally in the United States or elsewhere in the world, including changes in interest rates, (iv) any change in the Company’s stock price or trading volume or any failure, in and of itself, to meet internal or published projections, forecasts, budgets or estimates in respect of revenues, earnings, cash flow or other financial or operating metrics for any period (provided, however, that the facts or causes underlying or contributing to such change or failure may be considered in determining whether a Material Adverse Effect has occurred unless otherwise excluded pursuant to any of the other clauses of this definition), (v) changes following the date hereof in Law, legislative or political conditions or policy or practices of any Governmental Entity, (vi) changes following the date of hereof in applicable accounting regulations or principles or official interpretations thereof, (vii) changes in foreign currency rates, (viii) an act of terrorism or sabotage or an outbreak or escalation of hostilities or war (whether declared or not declared) or any natural disasters or any national or international calamity or crisis, (ix) the announcement of this Agreement or the Transactions or the consummation of the Transactions (including any related loss of customers, suppliers, employees or other commercial relationships or any action taken or requirements imposed by any Governmental Entity in connection with the Transactions); provided, however, that the exclusion from “Material Adverse Effect” in this clause (ix) shall not apply to Section 3.01(d)(ii)), (x) actions (or omissions) of the Company and its Subsidiaries taken (or not taken) with the consent of Parent or as required to comply with the terms of this Agreement (other than any requirement to operate in the ordinary course of business) or (xi) any legal proceedings made or brought by any of the current or former stockholders of the Company (on their own behalf or on behalf of the Company) against the Company arising out of the Merger or in connection with any other Transactions; provided, however, that the changes, effects, events, occurrences, circumstances or states of facts set forth in the foregoing clauses (i), (ii), (iii), (v), (vi), (vii) and (viii) may be taken into account in determining whether a “Material Adverse Effect” has occurred solely to the extent such changes, effects, circumstances, events, occurrences or states of facts have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, when compared to all other participants of comparable size in the industries in which the Company and its Subsidiaries operate, considered as a group (and not individually);
“Object Code” means one or more computer instructions including any such instructions that are readable in a virtual machine, whether or not derived from Source Code, together with any partially compiled or intermediate code that may result from the compilation or interpretation of any Source Code. Object Code includes firmware, compiled or interpreted programmable logic, libraries, objects, bytecode, machine code, and middleware;
“Parent Disclosure Letter” means the letter dated as of the date of this Agreement delivered by Parent to the Company;
“Parent Material Adverse Effect” means any change, effect, event, occurrence, circumstance or state of facts that, with all other changes, effects, events, occurrences, circumstances or states of fact, (1) that is or would reasonably likely be expected to be materially adverse to the business, financial condition or results of operations of Parent and its Subsidiaries, taken as a whole or (2) that prevents or materially impairs or materially delays the ability of Parent to consummate the Merger or the other Transactions; other than with respect to clauses (1) and (2) above, any change, effect, event, occurrence, circumstances or state of facts to the extent relating to (i) the economy or political conditions in general, (ii) the industries in which Parent and its Subsidiaries operates, including, changes in the use, adoption or non-adoption of technologies or industry standards, (iii) the securities, credit, financial or other capital markets generally in the United States or elsewhere in the world, including changes in interest rates, (iv) any change in Parent’s stock price or trading volume or any failure, in and of itself, to meet internal or published projections, forecasts, budgets or estimates in respect of revenues, earnings, cash flow or other financial or operating metrics for any period (provided, however, that the facts or causes underlying or contributing to such change or failure may be considered in determining whether a Parent Material Adverse Effect has occurred unless otherwise excluded pursuant to any of the other clauses of this definition), (v) changes following the date hereof in Law, legislative or political conditions or policy or practices of any Governmental Entity, (vi) changes following the date of hereof in applicable accounting regulations or principles or official interpretations thereof, (vii) changes in foreign currency rates, (viii) an act of terrorism or sabotage or an outbreak or escalation of hostilities or war (whether declared or not declared) or any natural disasters or any national or international calamity or crisis, (ix) the announcement of this Agreement or the Transactions or the consummation of the Transactions (provided, however, that this clause (ix) shall not apply to Section 3.02(c)(ii)), or (x) actions (or omissions) of Parent and its Subsidiaries taken (or not taken) with the consent of the Company or as required to comply with the terms of this Agreement (other than any requirement to operate in the ordinary course of business); provided, however, that the changes, effects, events, occurrences, circumstances or states of facts set forth in the foregoing clauses (i), (ii), (iii), (v), (vi), (vii) and (viii) may be taken into account in determining whether a “Parent Material Adverse Effect” has occurred solely to the extent such changes, effects, events, occurrences, circumstances or states of facts have a disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, when compared to all other participants of comparable size in the industries in which Parent and its Subsidiaries operate, considered as a group (and not individually);

“Parent Stock Plans” means the 1999 Non-Officer Stock Option Plan, the Catena Networks, Inc. 1998 Equity Incentive Plan, as amended, the Internet Photonics, Inc. Amended and Restated 2000 Corporate Stock Option Plan, the Ciena Corporation 2000 Equity Incentive Plan (Amended and Restated ONI Systems Corp. 2000 Equity Incentive Plan), the Amended and Restated 2003 Employee Stock Purchase Plan, the 1996 Outside Directors Stock Option Plan, the 2008 Omnibus Incentive Plan, the Ciena Corporation Amended and Restated Incentive Bonus Plan, the Ciena Corporation Directors Restricted Stock Deferral Plan and the Ciena Corporation 2010 Inducement Equity Award Plan, as each may be amended from time to time;
“Permitted Liens” means (i) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like Liens relating to obligations not yet due or payable and arising or incurred in the ordinary course of business, (ii) statutory Liens for Taxes, assessments and other governmental charges and levies that are not yet delinquent or that may thereafter be paid without interest or penalty and for which adequate reserves have been established in accordance with GAAP and reflected in the financial statements contained in the Company Filed SEC Documents, (iii) Liens affecting the interest of the grantor of any easements benefiting real property owned by the Company or any of its Subsidiaries that do not and would not reasonably be expected to, individually or in the aggregate, materially impair the continued use and operation of, or materially detract from the value of, the assets to which they relate in the business of the Company and its Subsidiaries as presently conducted, (iv) Liens (other than liens securing indebtedness for borrowed money), defects or irregularities in title, easements and rights-of-way that do not and would not reasonably be expected to, individually or in the aggregate, materially impair the continued use and operation of, or materially detract from the value of, the assets to which they relate in the business of the Company and its Subsidiaries as presently conducted, (v) zoning, building entitlement and other similar land use codes and regulations promulgated by Governmental Entities, (vi) Liens arising through or under any landlords of leased real property, (vii) non-exclusive licenses and (vii) Liens existing under the Company Convertible Notes;
“person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity;
“Protected Information” means any information that (i) identifies or can identify an individual; (ii) is governed, regulated or protected by one or more privacy or data security Laws; or (iii) the Company or any of its Subsidiaries receives from or on behalf of a customer of the Company or any of its Subsidiaries or is subject to a confidentiality obligation;
“Publicly Available Software” means any Software that is distributed as free Software or open source Software (e.g., GNU General Public License, Apache Software License, MIT License), or pursuant to any other license that meets the definition of open source promulgated by the open source initiative located online at http://opensource.org/osd (each, a “Publicly Available Software License”);
“Registered IP” means all United States, international and foreign: (i) patents and filings claiming priority thereto or serving as a basis for priority thereof; (ii) registered trademarks, service marks, and intent-to-use applications (iii) registered copyrights; and (iv) applications, registrations and rights to obtain renewals, extensions, continuations, continuations-in-part, reissues, divisions, reissues, renewals, or foreign counterparts related to the foregoing in clauses (i)-(iii) above, in each case, that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any Governmental Entity;
“Representative” means, with respect to any person, the directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives of such person;
“Software” means all software, systems, databases and computer programs, including any and all versions of software implementations of algorithms, models and methodologies whether in Source Code, Object Code or other form, databases and compilations, including any and all data and collections of data, descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing and all documentation, including user manuals and training materials, related to any of the foregoing;
“Source Code” means one or more statements in human readable form, including comments and definitions, which are generally formed and organized according to the syntax of a computer or programmable logic programming language (including such statements in batch or scripting languages), together with any and all text, diagrams, graphs, charts, presentations, manuals and other information that describe the foregoing;
a “Subsidiary” of any person means another person, an amount of the voting securities, other voting rights or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, more than 50% of the equity interests of which) is owned directly or indirectly by such first person;
“Stock Percentage” means 89%, as such percentage may be adjusted pursuant to Section 2.01(g).
“Superior Proposal” means any bona fide Takeover Proposal (with the percentages set forth in the definition thereof changed from 15% to 75% and from 85% to 49.9%) that did not result from a material breach of Section 4.02(a), made in writing after the date of this Agreement that the Board of Directors of the Company determines in good faith is more favorable to the stockholders of the Company than the Merger, taking into account, among other factors that the Board of Directors of the Company may deem relevant, all financial, legal, regulatory, financing, certainty and timing of consummation, the likelihood of completion of such proposal and other aspects of such proposal and of this Agreement (including any changes to the financial and other terms of this Agreement proposed by Parent to the Company prior to the expiration of the applicable periods referred to in Section 4.02(d) in response to such proposal or otherwise);
“Takeover Proposal” means any proposal or offer from any by any person or “group” (as defined in or under Section 13(d) of the Exchange Act) relating to (A) any direct or indirect acquisition or purchase in any manner, in each case whether in a single transaction or a series of related transactions, by any person or “group” (as defined in or under Section 13(d) of the Exchange Act) of (1) except for sales of Company Products and other inventory and the grant of non-exclusive licenses, in each case, in the ordinary course of business consistent with past practice, 15% or more (based on the fair market value thereof, as determined in good faith by the Board of Directors of the Company) of the consolidated total assets (including capital stock of the Subsidiaries of the Company) of the Company and its Subsidiaries, taken as a whole, or (2) 15% or more of outstanding shares of the Company Common Stock or any other class of capital stock or equity securities of the

Company or its Subsidiaries, (B) any tender offer or exchange offer, in each case whether in a single transaction or a series of related transactions, that, if consummated, would result in any by any person or “group” (as defined in or under Section 13(d) of the Exchange Act) owning, directly or indirectly, 15% or more of outstanding shares of the Company Common Stock or any other class of capital stock or equity securities of the Company or its Subsidiaries or (C) any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution, share exchange or similar transaction involving the Company or any of its Subsidiaries pursuant to which the Stockholders of the Company immediately prior to such transaction would own, directly or indirectly, immediately following such transaction, (x) less than 85% of the equity securities of the Company, any of its Subsidiaries or of the surviving entity in a merger or the resulting direct or indirect parent of the Company, any of its Subsidiaries or such surviving entity or (y) businesses or assets that constitute less than 85% of the consolidated revenues, net income or total assets of the Company and its Subsidiaries, other than, in each case, the Transactions or any other transaction with Parent or its Affiliates;
“Taxes” means all forms of tax (including any income tax, capital gains tax, payroll tax, value-added tax, sales tax, property tax, gift tax, or estate tax), levy, assessment, tariff, duty (including any customs duty), deficiency, or other fee, and any related charge or amount (including any fine, penalty, interest or addition to tax), imposed, assessed, collected or required to be withheld by or under the authority of any Governmental Entity or payable pursuant to any tax-sharing agreement or any other contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency, or fee;
“Tax Return” means any return, declaration, report, election, claim for refund or information return or other statement or form filed or required to be filed with any Governmental Entity relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof; and
“Transactions” means, collectively, the transactions contemplated by this Agreement, including the Merger and the Second Step Merger;
SECTION 8.04    Interpretation.
(a)    When a reference is made in this Agreement to an Article, a Section or Exhibit, such reference shall be to an Article or a Section of, or an Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
(b)    Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive.
(c)    All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.

(d)    Unless the context otherwise requires, the term “party” when used in this Agreement means Parent, Sub or the Company, as the case may be, and the term “parties” means Parent, Sub and the Company, collectively.
(e)    Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.
(f)    References to a person are also to its permitted successors and permitted assigns.
(g)    The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.
SECTION 8.05    Consents and Approvals. For any matter under this Agreement requiring the consent or approval of any party to be valid and binding on the parties hereto, such consent or approval must be in writing.
SECTION 8.06    Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or by attachment to electronic mail in portable document format (PDF)), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.
SECTION 8.07    Entire Agreement; No Third-Party Beneficiaries.
(a)    This Agreement (including the Company Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement; provided, however, that for the avoidance of doubt any limitations on use in the Confidentiality Agreement shall not be interpreted to limit the ability of the parties to enforce their rights and obligations under this Agreement to the extent required. This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein express or implied shall give or be construed to give any person, other than the parties hereto and such assigns, any legal or equitable rights hereunder, except for the rights of each Indemnified Party set forth in Section 5.05. Notwithstanding the immediately preceding sentence, following the Effective Time, the provisions of Article II relating to the payment of the Merger Consideration, any dividends or other distributions payable pursuant to Section 2.02(c) or Section 2.02(h) and cash in lieu of any fractional shares payable pursuant to Section 2.02(g) shall be enforceable by holders of Company Common Stock, Company Stock Options and Company Restricted Stock Units at, or immediately prior to, the Effective Time as provided therein.

(b)    Except for the representations and warranties contained in Section 3.01, each of Parent and Sub acknowledges that neither the Company nor any person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided to Parent or Sub in connection with the Transactions. Neither the Company nor any other person will have or be subject to any liability or indemnification obligation to Parent, Sub or any other person resulting from the distribution to Parent or Sub, or Parent’s or Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Sub in certain “data rooms” or management presentations in expectation of the Transactions, unless and then only to the extent that any such information is expressly included in a representation or warranty contained in Section 3.01.
(c)    Except for the representations and warranties contained in Section 3.02, the Company acknowledges that none of Parent, Sub or any other person on behalf of Parent or Sub makes any other express or implied representation or warranty with respect to Parent or Sub or with respect to any other information provided to the Company in connection with the Transactions. None of Parent, Sub or any other person will have or be subject to any liability or indemnification obligation to the Company or any other person resulting from the distribution to the Company, or the Company’s use of, any such information, including any information, documents, projections, forecasts or other material made available to the Company in certain “data rooms” or management presentations in expectation of the Transactions, unless and then only to the extent that any such information is expressly included in a representation or warranty contained in Section 3.02.
SECTION 8.08    GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS AND JUDICIAL DECISIONS OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS EXECUTED AND PERFORMED ENTIRELY WITHIN SUCH STATE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.
SECTION 8.09    Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties hereto, except that each of Parent and Sub may assign all or any of its rights and obligations hereunder to any Affiliate of Parent; provided, however, that such assignment shall not prevent, impair or delay the consummation of the Transactions or otherwise impair the rights of the stockholders of the Company under this Agreement. Notwithstanding the foregoing, no assignment shall limit or affect the assignor’s obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns. Any attempted assignment in violation of this Section 8.09 shall be null and void.
SECTION 8.10    Specific Enforcement; Consent to Jurisdiction.
(e)    The parties hereto agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached and that monetary damages, even if available, would not be an adequate remedy therefor and that the right of specific enforcement is an integral part of the Transactions and without that right, neither the Company nor Parent would have entered into this Agreement. It is accordingly agreed that, the Company and Parent shall, in addition to any other remedy to which such party may be entitled at law or in equity, be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement without proof of actual damages. The parties hereto further agree not to assert that a remedy of specific enforcement by the Company or Parent is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the Company or Parent otherwise have an adequate remedy at law. The parties hereto acknowledge and agree that either the Company or Parent seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.10 shall not be required to provide any bond or other security in connection with any such order or injunction.
(f)    Each of the parties hereto irrevocably submits to the exclusive jurisdiction of (i) the Court of Chancery of the State of Delaware and (ii) the United States District Court located in the State of Delaware for the purposes of any suit, action or other proceeding arising out of or relating to this Agreement or the Transactions. Each of the parties hereto irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of or relating to this Agreement or the Transactions in (i) the Court of Chancery of the State of Delaware or (ii) if such Court of Chancery lacks jurisdiction, the United States District Court located in the State of Delaware and waives any claim that such suit or proceeding has been brought in an inconvenient forum. Each of the parties hereto agrees that a final and unappealable judgment in any action or proceeding so brought shall be conclusive and may be enforced by suit on the judgment in any jurisdiction within or outside the United States or in any other manner provided in Law or in equity.
SECTION 8.11    WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.11.

SECTION 8.12    Severability
SECTION 1.01    . If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.
IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

CIENA CORPORATION
By: /s/ Gary B. Smith
Name: Gary B Smith
Title: President and Chief Executive Officer
NEPTUNE ACQUISITION SUBSIDIARY, INC.
By: /s/ Gary B. Smith
Name: Gary B Smith
Title: President and Chief Executive Officer
CYAN, INC.
By: /s/ Mark A. Floyd
Name: Mark A. Floyd
Title: Chief Executive Officer and Chairman

Index of Defined Terms

Acceptable Confidentiality Agreement	Section 8.03
Acquisition Agreement	Section 4.02(a)
Adverse Recommendation Change	Section 4.02(d)
Affiliate	Section 8.03
Aggregate Exchange Ratio	Section 2.01(c)
Agreement	Preamble
Annual Amount	Section 5.05(c)
Annual Meeting	Section 5.01(c)
Antitrust Laws	Section 5.03(a)
Appraisal Shares	Section 2.01(d)
Assumed Company Restricted Stock Unit	Section 5.13(b)
Assumed Option	Section 5.13(a)
Authorizations	Section 3.01(j)(iii)
Business Day	Section 8.03
Cash Consideration	Section 2.01(c)
Cash Percentage	Section 8.03
Certificate of Merger	Section 1.03
Claim	Section 5.05(b)
Closing	Section 1.02
Closing Date	Section 1.02
Closing Parent Stock Price	Section 8.03
Code	Section 1.06
Commonly Controlled Entity	Section 8.03
Company	Preamble
Company Benefit Plan	Section 8.03
Company Board Recommendations	Section 3.01(d)(i)
Company Bylaws	Section 3.01(a)
Company Certificate of Incorporation	Section 3.01(a)
Company Common Stock	Recitals
Company Convertible Notes	Section 8.03
Company Disclosure Letter	Section 8.03
Company Employees	Section 5.04(a)
Company Filed SEC Documents	Section 3.01
Company Intellectual Property	Section 8.03
Company NYSE Stockholder Approval	Section 3.01(q)
Company Preferred Stock	Section 3.01(c)(i)
Company Products	Section 8.03
Company Registered IP	Section 8.03
Company Restricted Stock Units	Section 3.01(c)(i)
Company Stock Options	Section 3.01(c)(i)
Company Stock Plans	Section 8.03
Company Stockholder Approval	Section 3.01(q)
Company Termination Fee	Section 8.03
Company Warrants	Section 3.01(c)(i)
Confidentiality Agreement	Section 8.03
Consents	Section 8.03
Contract	Section 8.03
Convertible Notes	Section 3.01(c)(i)
Annual Meeting	Section 5.01(a)
D&O Tail Premium Cap	Section 5.05(c)
Determination Date	Section 3.01(c)(i)
Designated Specified Contracts	Section 4.01(a)(xvi)
DGCL	Section 1.01
Effective Time	Section 1.03
Environmental Law	Section 8.03
ERISA	Section 8.03
Exchange Act	Section 3.01(d)(iii)
Exchange Agent	Section 2.02(a)
Exchange Fund	Section 2.02(a)
Expense Reimbursement	Section 5.06(c)
FCPA	Section 3.01(j)(ii)
Financial Statements	Section 3.01(e)(ii)
Form S-4	Section 5.01(a)
GAAP	Section 3.01(e)(ii)
Governmental Entity	Section 3.01(d)(iii)
Government Official	Section 8.03
Hazardous Materials	Section 8.03
HSR Act	Section 3.01(d)(iii)
Indebtedness	Section 4.01(a)(ix)
Indemnified Party	Section 5.05(b)
Indenture	Section 8.03
Intellectual Property	Section 8.03
Intervening Event	Section 8.03
IPO Litigation	Section 4.01(a)(xi)
IT Assets	Section 8.03
IRS	Section 3.01(l)(i)
Knowledge	Section 8.03
Law	Section 3.01(d)(ii)
Leased Real Property	Section 3.01(v)(ii)
Licensed Intellectual Property	Section 8.03
Liens	Section 3.01(b)
Major Customers	Section 3.01(i)(xv)
Major Suppliers	Section 3.01(i)(xvi)
Material Adverse Effect	Section 8.03
Merger	Recitals
Merger Consideration	Section 2.01(c)
Non-U.S. Company Benefit Plan	Section 3.01(l)(x)
Object Code	Section 8.03
Outside Date	Section 7.01(b)(i)
Owned Real Property	Section 3.01(v)(i)
Parent	Preamble
Parent Bylaws	Section 3.02(a)
Parent Certificate of Incorporation	Section 3.02(a)
Parent Common Stock	Section 3.02(b)(i)
Parent Disclosure Letter	Section 8.03
Parent ESPP	Section 3.02(b)(i)
Parent Filed SEC Documents	Section 3.02
Parent Material Adverse Effect	Section 8.03
Parent Preferred Stock	Section 3.02(b)(i)
Parent Restricted Stock	Section 3.02(b)(i)
Parent SEC Documents	Section 3.02(d)(i)
Parent Stock Options	Section 3.02(b)(i)
Parent Stock Plans	Section 8.03
Permitted Liens	Section 8.03
person	Section 8.03
Protected Information	Section 8.03
Proxy Statement	Section 5.01(a)
Publicly Available Software	Section 8.03
Publicly Available Software License	Section 8.03
Real Property Leases	Section 3.01(v)(ii)
Reference Date	Section 3.01
Registered IP	Section 8.03
Regulatory Approvals	Section 6.01(b)
Representative	Section 8.03
Restraints	Section 6.01(c)
Sarbanes-Oxley Act	Section 3.01(e)(iii)
Scheduled Litigation	Section 5.12(b)
SEC	Section 3.01
SEC Documents	Section 3.01(e)(i)
Second Step Merger	Section 2.01(g)
Securities Act	Section 3.01(e)(i)
Software	Section 8.03
Source Code	Section 8.03
Specified Contract	Section 3.01(i)
Stock Consideration	Section 2.01(c)
Stock Percentage	Section 8.03
Sub	Preamble
Sub Common Stock	Section 2.01(a)
Subsidiary	Section 8.03
Superior Proposal	Section 8.03
Surviving Corporation	Section 1.01
Takeover Laws	Section 3.01(r)
Takeover Proposal	Section 8.03
Taxes	Section 8.03
Tax Return	Section 8.03
Transactions	Section 8.03
Trade Control Laws	Section 3.01(j)(iv)
U.K. Bribery Act	Section 3.01(j)(ii)
Voting Agreements	Recitals
Voting Company Debt	Section 3.01(c)(i)

Exhibit A

Form of Voting Agreement

[See attached]

Exhibit B

Form of Certificate of Incorporation of the Surviving Corporation

[See attached]

A-I-1